



FOSTER'S
GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Stock Exchange Limited today:

RECEIVED MAR 1 2 2007 PROCESSING SECTION WASH. D.C.

"Off-Market Buy-Back Booklet & Tender Forms"

Released: 26 February 2007



07021732

Pages: 42
(including this page)

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

3/13


FOSTER'S
GROUP

26 February 2007

Australian Stock Exchange
Company Announcements Office
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 1215

Buy-Back Booklet and Tender Forms

Pursuant to ASX Listing Rule 3.17, attached is a copy of the Buy-Back booklet and Buy-Back Tender Forms which will be sent to shareholders in respect of the off-market share buy-back announced to the ASX on 20 February 2007.

Robert K Dudfield
Assistant Company Secretary

Further Information
1300 738 809 within Australia
+61 3 9415 4370 Overseas


FOSTER'S
GROUP

SHARE BUY-BACK TENDER

> This is an important document for Foster's Shareholders. Please give it your immediate attention. Participation in the Buy-Back requires action by 7.00pm Melbourne Time on Thursday 5 April 2007.

> This Buy-Back is not available to US Persons, Canadian residents or persons in the United States of America. This document MUST NOT be distributed into the United States of America or Canada.

> If you are in any doubt as to the action you should take, you should consult your legal, financial, taxation or other professional adviser immediately.

Foster's Group Limited ABN 49 007 620 886

IMPORTANT INFORMATION

Key Dates

FEBRUARY

23 Last day that Shares can be acquired to be eligible for franking entitlement

26 Foster's Shares quoted ex-entitlement to participate in the Buy-Back: shares acquired on the ASX on or after this date will not confer an entitlement to participate in the Buy-Back

MARCH

2 Buy-Back Record Date: determination of eligible shareholders entitled to participate in the Buy-Back

7 Interim Dividend Record Date: determination of eligible shareholders entitled to the interim dividend

15 Tender Period opens

APRIL

2 Payment of interim dividend (or issue of shares to participants in the DRP)

5 Tender Period closes. Tenders must be received by the Registry no later than 7.00pm (Melbourne Time)

10 Announcement of the Buy-Back Price and scale back (if any)

17 Dispatch of cheques and direct crediting bank accounts for Buy-Back proceeds to participating shareholders completed

To Participate

Issuer Sponsored Holder
Your completed, signed Tender Form must be received by the Registry by 7.00pm (Melbourne Time) on Thursday, 5 April 2007.

Send by mail to:
Foster's Group Limited Buy-Back
Computershare Investor Services Pty Limited. Reply Paid 52,
Melbourne VIC 8060

Hand deliver to:
Foster's Group Limited Buy-Back
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067

Facsimile to:
Foster's Group Limited Buy-Back
Fax no: +61 3 9473 2341

CHESS Holders
If you have a CHESS Holding, contact your controlling participant (normally your broker) in sufficient time for your controlling participant to process your Tender no later than 7pm Melbourne Time, Thursday 5 April 2007. Your controlling participant may request you complete the Tender Form accompanying this booklet to confirm your instruction to accept the Buy-Back offer.

Eligibility to Participate in the Buy-Back

Subject to the following, you are eligible to participate in the Buy-Back if Shares are registered in your name at 5pm on Friday 2 March 2007 and, in accordance with the Settlement Rules, the Shares confer an entitlement to receive this Buy-Back Invitation.

The Buy-Back Invitation is not being made to Excluded Foreign Persons as defined in this Invitation document. In particular, any person who is in the United States or who is a US Person or a resident of Canada is not entitled to participate, directly or indirectly, in the Buy-Back. Copies of the Buy-Back Documents are not being mailed or otherwise distributed or sent into the United States or Canada.

Any person receiving any of the Buy-Back Documents must not distribute or send them into the United States or Canada, or make them available to any US Person or resident of Canada (including to any legal or beneficial owner of Foster's Shares that is a US Person or a resident of Canada) or any person who is in the United States or Canada.

Foster's will not accept Tender Forms:

- from any person who does not confirm that they are not (and they are not acting on behalf of or for the account of a person who is) in the United States, a US Person or a resident of Canada; or
- that have been postmarked in the United States or Canada or that otherwise appear to Foster's or its agents to have been sent from the United States or Canada.

ADRs representing Foster's shares and Restricted Employee Shares may not be tendered into the Buy-Back.

The date of this booklet is 26 February 2007 and is current at that date.

If you have questions about the Buy-Back, please consult the Share Buy-Back Question and Answer section on the Foster's website www.fostersgroup.com or call the Foster's Buy-Back enquiry line on 1300 738 809 within Australia or +61 3 9415 4370 if you are calling from outside Australia. If you are calling from outside Australia please note that this is not a free call.

Please note Foster's is not able to advise on the taxation implications of your involvement in the Buy-Back and cannot provide investment advice or any recommendations as to what action you should take in relation to the Buy-Back. You should consult your legal, financial, taxation or other professional adviser if you are in any doubt as to what action to take.

This document does not provide financial product advice and has been prepared without taking into account your particular objectives, financial situation or needs. You should consider obtaining independent advice before making any financial decisions.



Further Information
1300 738 809 within Australia
+61 3 9415 4370 Overseas

LETTER


RECEIVED
2007
WASH, D.C.
209
SECTION

Dear Shareholder

On Tuesday 20 February 2007, Foster's Group Limited (Foster's) announced its intention to buy back $400 million worth of Shares through an off-market buy-back tender process (the Buy-Back). Foster's believes that the $400 million of capital to be returned to shareholders is surplus to Foster's current operating requirements and is consistent with Foster's commitment to disciplined capital management.

As a capital management tool, the Buy-Back will enable Foster's to achieve more appropriate gearing levels, improve financial performance measures for remaining shares and optimise its capital structure.

The Board has determined that an off-market buy-back is an efficient means of returning surplus capital to shareholders and delivering benefits to both participating and non-participating shareholders. More detail on the rationale for undertaking an off-market buy-back is outlined in Sections 1.3 and 1.4.

The Buy-Back is open to all Foster's shareholders[1] who were registered Shareholders as at Friday, 2 March 2007 and participation is optional. No brokerage should be payable by Shareholders who choose to participate in the Buy-Back. All participants will receive the same price for any Shares which are bought back by Foster's. You have complete discretion as to whether you participate in the Buy-Back and the number of Shares, if any, you wish to tender.

Eligible Foster's shareholders may tender some or all of their Shares at discounts of between 5% and 14% inclusive (at 1% intervals) to the Market Price[2], or as a Final Price Tender (which is an election to receive the Buy-Back Price). Foster's will determine the Buy-Back Price according to the Tenders lodged by eligible shareholders and the Market Price.

For Australian tax purposes the Buy-Back Price comprises a capital component and a fully franked deemed dividend component. The Australian Taxation Office has issued a draft ruling which states that shareholders who elect to participate in the Buy-Back will receive a capital component of $1.81 per Share[3], with the remainder of the Buy-Back Price deemed to be a fully franked dividend.

General Australian tax implications of the Buy-Back for shareholders are included in Section 2 of this booklet. However, the off-market buy-back will have different tax consequences for different shareholders and you should obtain your own tax advice.

If you wish to submit a Tender, you must ensure that your completed and signed Tender Form is received by the Registry or, if you are CHESS sponsored, your broker processes your Tender, no later than 7pm, Melbourne Time, on Thursday 5 April 2007.

I encourage you to read this document carefully. If you are in any doubt as to the action you should take or the implications for your own financial circumstances, you should contact your legal, financial, taxation or other professional adviser.

Yours faithfully

Frank J Swan
Chairman

* Annotations throughout the body of this booklet refer to Endnotes detailed on the inside back cover.

CONTENTS

INTRODUCTION
SHARE BUY-BACK TENDER

SECTION 1 • PAGE 1
DETAILS OF THE BUY-BACK AND THE TENDER PROCESS

SECTION 2 • PAGE 11
AUSTRALIAN TAX IMPLICATIONS FOR SHAREHOLDERS

SECTION 3 • PAGE 17
EFFECT OF THE BUY-BACK ON FOSTER'S

SECTION 4 • PAGE 19
ADDITIONAL INFORMATION ON THE BUY-BACK

SECTION 5 • PAGE 22
DEFINITIONS AND INTERPRETATION

SECTION 6 • PAGE 24
EXAMPLES, TENDER FORMS AND ENDNOTES

KEY DETAILS OF THE BUY-BACK

Foster's is seeking to buy back $400 million of its Shares through an off-market buy-back tender in order to return surplus capital to its Shareholders.

> It is your choice as to whether you participate in the Buy-Back or not.

> If you do not wish to participate in the Buy-Back you do not need to take any action.

> If you were a registered Foster's Shareholder as at Friday, 2 March 2007 and are not ineligible*, you may participate in the Buy-Back. Shares acquired on the ASX in the ordinary course of business on or after Monday, 26 February 2007 do not grant an entitlement to participate in the Buy-Back.

> If you are an eligible shareholder, it is your choice as to whether or not to participate in the Buy-Back. If you are in any doubt as to the action you should take you should consult your legal, financial, taxation or other professional adviser immediately.

> Tenders can be lodged at discount percentages of 5% to 14% inclusive (at 1% intervals) to the Market Price. The Market Price is calculated as the VWAP of Foster's ordinary shares over the five trading days up to and including the Closing Date. The Market Price will be announced to the ASX and made available to shareholders on the Foster's website and by calling the Buy-Back enquiry line after 6.00pm (Melbourne Time) on the Closing Date.

> The Buy-Back Price will be calculated by applying the Buy-Back Discount selected by Foster's under the tender process to the Market Price.

> The Buy-Back Price will comprise a capital amount of $1.81 per Share, with the balance treated as a fully franked dividend.

If you want to participate in the Buy-Back then you need to:

Step 1
Decide how many Shares you want to sell

The number of Shares you are entitled to sell is printed on the personalised Tender Form accompanying this booklet.

Step 2
Decide at what discount or discounts you are prepared to sell your Shares

You can choose a Tender Discount of between 5% and 14% inclusive (at 1% intervals) to the Market Price or can elect to tender your Shares as a Final Price Tender.

Step 3
Submit your Tender Form by 7pm Melbourne Time on Thursday, 5 April 2007

If you are an Issuer Sponsored Holder you need to submit your Tender Form to the Share Registry.

If you are a CHESS Holder you need to instruct your controlling participant (normally your broker) to submit your Tender.

> Please read this document carefully. The Buy-Back may have certain tax consequences for you depending on your own circumstances. As explained in Section 2, the Buy-Back Price will comprise:

- **a capital amount of $1.81 per Share*; and**
- **a fully franked dividend component (the Buy-Back Price less $1.81).**

You should refer to Section 2 for details of the likely tax implications of selling your Shares in the Buy-Back.

> Section 6 provides instructions on how to fill out a Tender Form in order to participate in the Buy-Back.

> Some words used in this booklet have defined meanings. Section 5 'Definitions and Interpretation' defines the capitalised words used throughout this booklet.

*** Refer Endnotes, inside back cover**

1. DETAILS OF THE BUY-BACK AND THE TENDER PROCESS

This section sets out the terms of the Buy-Back and other information to assist you in making a decision whether to participate in the Buy-Back. You should also have regard to other information previously made available to you about Foster's, such as the Foster's 2007 Half Year Report and Foster's 2006 Annual Report, which can be reviewed online at www.fostersgroup.com.

1.1 What is an off-market buy-back tender?

An off-market buy-back tender involves a company inviting eligible shareholders to offer to sell some or all of their shares to the company by way of a tender process. In Australia, the shares bought back are subsequently cancelled, thereby reducing the total number of shares the company has on issue.

Under this Buy-Back, Shares may be tendered by eligible shareholders to Foster's at any of the specified discounts in the Tender Discount range from 5% to 14% inclusive (at 1% intervals) to the Market Price or as a Final Price Tender.

Following the Closing Date, Foster's will determine the Buy-Back Price, which will be the price which equates to the largest Tender Discount to the Market Price that will enable Foster's to purchase the amount of capital it determines to buy back.

1.2 Why is Foster's implementing the Buy-Back?

As part of its full year profit announcement on 29 August 2006, Foster's announced its intention to return around $200 million of surplus capital to shareholders by way of an on-market buy-back. With the benefit of increased clarity on future asset sales, and confidence in Foster's ongoing ability to generate strong operating cash flows, Foster's now intends to increase the size of its share buy-back program to approximately $400 million and return this increased amount of capital via an off-market buy-back program. In this regard, Foster's announced on 20 February that it had decided to cancel its on-market buy-back program. An off-market buy-back program will enable Foster's to return an increased amount of surplus capital with greater degree of certainty and within a shorter timeframe than is likely to be achieved through an on-market buy-back.

Foster's believes that the $400 million of capital to be returned to shareholders via the Buy-Back is surplus to Foster's current operating requirements and is consistent with its disciplined approach to capital management. The Buy-Back will enable Foster's to achieve more appropriate gearing levels, improve financial performance measures for remaining shares and optimise its capital structure.

1.3 What are the advantages of an off-market tender process?

Foster's is conducting the Buy-Back by way of an off-market tender process. The advantages of the off-market tender process include the following:

> both participating and non-participating shareholders are expected to benefit from the Buy-Back as:
  - for some shareholders, depending on their tax status, the after-tax return from participating in the Buy-Back may be greater than the sale of their Shares on-market; and
  - the Buy-Back is expected to improve earnings per share, cash flow per share and return on equity for shareholders who continue to hold Shares in Foster's;

> the Buy-Back allows Foster's to buy back Shares at a discount of at least 5% to the Market Price. This is likely to enable Foster's to buy back a greater number of Shares than under an on-market buy-back for the same amount of capital;

> participation is optional and shareholders have maximum flexibility to tailor their participation to suit their own circumstances. In particular, you can choose:
  - whether to tender your Shares into the Buy-Back;
  - how many Shares to tender; and
  - the basis upon which to tender your Shares (for example, at what Tender Discount(s) or as a Final Price Tender, with the option to make your Tender conditional on a Minimum Price);

> all eligible shareholders have an equal opportunity to participate in the Buy-Back;

> the tender process enables Foster's to determine the most appropriate number of Shares to buy back based on shareholder demand; and

> shareholders should not have to pay any brokerage to sell their Shares into the Buy-Back.

The Board believes that the Buy-Back can be undertaken without prejudicing Foster's ability to maintain its dividends in accordance with its historical dividend payout ratio.

While the Buy-Back will result in a reduction of Foster's franking account balance, the Board expects Foster's to be in a position to fully frank its dividends for the foreseeable future. Further information about the effect of the Buy-Back on Foster's is set out in Section 3.

1.4 Did Foster's consider other ways of returning capital?

The Board has considered various ways to return surplus capital to shareholders, including off-market buy-backs, on-market buy-backs, special dividends and pro-rata capital returns. As described in Section 1.2, the Board considers that, at this time, it is in the best interests of Foster's and its shareholders as a whole to pursue an off-market buy-back of Shares as part of an ongoing commitment to capital management.

The benefits of the Buy-Back are discussed in Section 1.3 above.

The Board believes that returning surplus capital to shareholders through the Buy-Back will maximise value to all Foster's shareholders. Both participating and non-participating shareholders are expected to benefit from the Buy-Back. The Buy-Back is expected to enhance earnings per share and cash flow per share to a greater extent than a special dividend, a pro-rata capital return or an on-market buy-back.

In contrast to an on-market buy-back, the Buy-Back enables the purchase of Shares at a discount to prevailing market prices. As a result, the Buy-Back is expected to have a greater impact on earnings per share and cash flow per share than an on-market buy-back as it enables a higher number of Shares to be purchased for the same amount of capital.

1.5 Am I eligible to participate in the Buy-Back?

You are eligible to participate in the Buy-Back if Shares are registered in your name on Friday, 2 March 2007 and you are not an Excluded Foreign Person or a holder of Restricted Employee Shares or ADRs.

If you are eligible to participate, you are entitled to tender up to 100% of the Shares which are registered in your name on the Buy-Back Record Date (Friday, 2 March 2007) and which, in accordance with the applicable Settlement Rules, confer an entitlement to participate in the Buy-Back. Shares acquired on the ASX on or after the ex-entitlement date (Monday, 26 February 2007) generally will not be registered in your name by the Buy-Back Record Date and therefore will not carry an entitlement to participate in the Buy-Back.

The maximum number of Shares you are entitled to tender into the Buy-Back is set out on your personalised Tender Form enclosed with this booklet.

The Buy-Back Invitation is not being made to any Excluded Foreign Person. In particular, the Buy-Back Invitation is not being made to any person in the United States or any US Person or resident of Canada. ADRs and Restricted Employee Shares may not be tendered into the Buy-Back (refer to Section 4).

1.6 Do I have to tender my Shares?

No. If you do not want to sell any of your Shares, you do not need to take any action. If you do nothing, the number of Shares you hold will not change as a result of the Buy-Back. However, as Foster's will cancel any Shares bought back, your proportional shareholding in the Company will increase if you do not participate in the Buy-Back.

1.7 What does the Buy-Back mean for me if I do not participate?

If you choose not to participate, you are ineligible to participate or your Tender is unsuccessful, the number of Shares you hold will not change as a result of the Buy-Back. After the Buy-Back is completed, you will hold a slightly larger percentage of the total shares in Foster's (as there will be fewer shares on issue). You will benefit from any improvement in earnings per share, cash flow per share and return on equity as a result of there being fewer shares on issue and you will continue to be subject to the normal investment risks associated with share ownership.

1.8 Will I still receive the interim dividend (and any DRP entitlement shares) if I participate in the Buy-Back?

Yes. All shareholders with a registered holding at 7 March 2007 (Interim Dividend Record Date) will be entitled to receive the 10.75 cents per share interim dividend. Under the Buy-Back, Shares will not be bought back until 10 April 2007, which is after the Interim Dividend Record Date. As a result, you will still receive the interim dividend on any Shares that are tendered into the Buy-Back.

Shares issued under the DRP with respect to the 2007 interim dividend will not have an entitlement to participate in the Buy-Back.

If you are a participant in the DRP, it is important to note that if you successfully tender all or part of your Shares into the Buy-Back, the operation of the DRP may result in you holding a very small number of shares and possibly less than a marketable parcel. To avoid this possibility, Foster's has suggested that shareholders who intended to sell all their Shares into the Buy-Back consider discontinuing their participation in the Foster's dividend reinvestment plan. For this to take effect, your notice of withdrawal from the DRP must be received by 5pm (Melbourne Time) on 7 March 2007.

1.9 What price will Foster's pay to buy back my Shares?

The Buy-Back Price will be the price that equates to the largest Tender Discount in the range of 5% to 14% inclusive (at 1% intervals) to the Market Price that will enable Foster's to purchase the amount of capital it determines to buy back.

For each Share purchased from you under the Buy-Back, you will receive a cash amount determined in accordance with the following formula:

$A = B \times (1 - C)$

Where:

A is the Buy-Back Price (that is the price per Share rounded to the nearest cent, to be paid for all Shares bought back under the Buy-Back);

B is the Market Price; and

C is the Buy-Back Discount (as a percentage).

So, for example, if the relevant Market Price is $6.85 and the Buy-Back Discount is 14%, the Buy-Back Price would be $5.89 (i.e. $6.85 x (1 – 0.14)).

Foster's intends to set the Buy-Back Price so that it will not exceed the Tax Value. The Tax Value is the price used by the ATO to determine for Australian taxation purposes the hypothetical market value of the relevant Shares at the time the Buy-Back occurs, assuming that the Buy-Back itself had not influenced that value. Subject to any change agreed with the ATO, the Tax Value will be $6.92 (being Foster's 5 day VWAP up to and including 19 February 2007 adjusted to take into account that the listed price of Foster's shares is expected to go ex-dividend on 1 March 2007), adjusted for the movement in the S&P/ASX 200 Index between the beginning of trading on 20 February 2007 and the close of trading on 5 April 2007. The method for determining the Tax Value is explained in more detail in Section 2.

You will be paid the Buy-Back Price for each of your Shares that is accepted by Foster's under the Buy-Back, even if your Tender Discount would have resulted in a lower price than the Buy-Back Price.

1.10 How will I know what the Market Price is?

The Market Price is calculated as the volume weighted average price of Foster's shares over the five trading days up to and including the Closing Date (excluding certain trades – see the definitions of VWAP and Market Price in Section 5 for further details).

To provide an indication of the Market Price, Foster's will calculate and make available to shareholders the VWAP during this five-day period. The VWAP will be published on the Foster's website at www.fostersgroup.com after the close of trade each day, will be available through the enquiry lines from 9am on Monday, 2 April 2007 and will be updated cumulatively each day. Please note that this information will only be an estimate given that it will only include trading from opening on Friday, 30 March 2007 to the close of the previous business day.

The actual Market Price, representing the VWAP for the full five-day period up to and including the Closing Date, will be available by no later than 6.00pm on Thursday, 5 April 2007, and can be obtained by accessing the website or by calling the enquiry line on 1300 738 809 within Australia or +61 3 9415 4370 (from outside Australia). Foster's also intends to announce the Market Price to the ASX as soon as practicable.

1.11 What is a Final Price Tender?

A Final Price Tender is an offer to sell your Shares to Foster's at the price that is ultimately determined to be the Buy-Back Price under the tender process. The Buy-Back Price could be as low as a 14% discount to the Market Price or as high as a 5% discount to the Market Price. If a large number of Final Price Tenders are submitted, it is more likely that the Buy-Back Price will be at a larger discount to the Market Price.

Final Price Tenders are designed to make it easier for retail shareholders to participate successfully in the Buy-Back. They will only be scaled back if the Buy-Back Price is set at a 14% discount to the Market Price and the total number of Shares tendered at that discount and as Final Price Tenders is more than Foster's determines to buy back. Therefore, if you wish to increase the likelihood that your Shares will be bought back, you may consider submitting a Final Price Tender.

1.12 How will I know what the Buy-Back Price is?

Foster's intends to announce the Buy-Back Price to the ASX as soon as possible after the Tender Period closes. Foster's expects this announcement to be on Tuesday, 10 April 2007. The announcement will also be posted on the Foster's website at www.fostersgroup.com.

1.13 Will all the Shares I tender be bought back?

Foster's has announced that it intends to buy back $400 million worth of Shares. Assuming a $5.89[5] Buy-Back Price, the number of shares bought back under this Buy-Back would represent approximately 3.3% of the issued capital of Foster's as at 19 February 2007. However, the Company may vary the size of the Buy-Back depending on demand and may increase the size of the Buy-Back if there is excess demand at an attractive price.

The success of your Tender will depend on your Tender Discount, the size and price of Tenders lodged by other shareholders and the total number of Tenders Foster's accepts. There is no guarantee that all or even some of your Tender will be accepted.

1.14 How will I know how many of my Shares have been bought back?

No later than Tuesday, 17 April 2007, Foster's will send all shareholders who have tendered their Shares into the Buy-Back a statement notifying them of the number of their Shares (if any) that have been bought back and the price paid. Shareholders can also access this information on or after Tuesday, 10 April 2007 by contacting the Registry on 1300 738 809 within Australia or +61 3 9415 4370 if you are calling from outside Australia. If you are a CHESS Holder, you will receive written confirmation from CHESS of the successful Tenders made on your holding or Tenders withdrawn by your controlling participant.

1.15 How will Foster's determine successful Tenders and any scale back?

If Foster's proceeds with the Buy-Back and your Tender Discount is equal to or larger than the Buy-Back Discount, or you lodged a Final Price Tender, your Tender will be successful and your Shares will be bought back, subject to any scale back and, if applicable, any Minimum Price condition.

If your Tender Discount is smaller than the Buy-Back Discount, your Tender will be rejected and your Shares will not be bought back.

If you have chosen a Minimum Price and the Buy-Back Price is below that price, your Tender will be rejected and your Shares will not be bought back.

When may a scale back apply?

A scale back may apply if the total number of Shares tendered at a Tender Discount equal to or greater than the Buy-Back Discount and as Final Price Tenders is more than the total number of Shares Foster's determines to buy back. In such circumstances, a scale back would apply as follows.

If the Buy-Back Discount is between 5% and 13% (inclusive)

Where the Buy-Back Discount is between 5% and 13% (inclusive):

(a) Tenders at a Tender Discount greater than the Buy-Back Discount will be accepted in full;

(b) Final Price Tenders will be accepted in full;

(c) a Priority Allocation (see below) will be bought back from each shareholder who tendered Shares at the Buy-Back Price. If the shareholder tendered Shares equal to or less than the Priority Allocation at the Buy-Back Price, then all of those Shares will be bought back;

(d) Small Holding Tenders (see below) will be accepted in full;

(e) Tenders at the Buy-Back Discount (other than Final Price Tenders, Priority Allocations and Small Holding Tenders) will be scaled back on a pro-rata basis; and

(f) Tenders at a Tender Discount smaller than the Buy-Back Discount will be rejected.

If the Buy-Back Discount is 14%

Where the Buy-Back Discount is 14%:

(a) Tenders at a 14% Tender Discount and Final Price Tenders will be accepted but will be scaled back on a pro-rata basis (other than Priority Allocations and Small Holding Tenders);

(b) a Priority Allocation will be bought back from each shareholder who tendered Shares at a 14% Tender Discount and/or as a Final Price Tender. If the shareholder tendered Shares equal to or less than the Priority Allocation at a 14% Tender Discount and/or as a Final Price Tender, then all of those Shares will be bought back;

(c) Small Holding Tenders will be accepted in full; and

(d) Shares tendered at a Tender Discount smaller than 14% will be rejected.

[5] Refer Endnotes, inside back cover

When the scale back is calculated, all fractions will be rounded down to the nearest Share.

If you want to reduce the likelihood of any scale back applying to your Tender, you may consider submitting a Final Price Tender (see Section 1.11 for further details). This is because in the event that a scale back applies, Shares tendered as a Final Price Tender will only be scaled back if the Buy-Back Price is based on a 14% Tender Discount.

What is the Priority Allocation?
In the event of a scale back, Foster's will buy back the first 720 Shares successfully tendered by each shareholder or such lesser number of Shares determined to be the Priority Allocation as is required to ensure that Foster's buys back only the number of Shares it determines to buy back. If you successfully tender less than the Priority Allocation, then all of your Shares would be bought back as your Priority Allocation in the circumstances described above.

Foster's is offering the Priority Allocation to ensure that small registered shareholders are not disadvantaged by any scale back and have the greatest opportunity to participate in the Buy-Back.

What is a Small Holding Tender?
A Small Holding Tender is a Tender submitted by a shareholder who tenders all of their Shares at one or more Tender Discounts equal to or greater than the Buy-Back Discount and/or as a Final Price Tender and who would have a Small Holding (290 Shares or less) created as a result of a scale back. As indicated above, Small Holding Tenders will be accepted in full and will not be scaled back.

However, if you become the registered holder of additional ordinary shares in Foster's after the Buy-Back Record Date and you are the registered holder of more Foster's ordinary shares at the Closing Date than you held on the Buy-Back Record Date, then your Tender will not be a Small Holding Tender and the scale back will apply to your Tender as it would to any other Tender.

For the avoidance of doubt, if you are registered to participate in Foster's DRP at 5pm on 7 March 2007, your Shares will not be classified as a Small Holding Tender.

1.16 How will the scale back affect my Tender?

The details of any scale back will be announced as soon as possible after the Closing Date. Foster's expects to make this announcement on Tuesday, 10 April 2007. To assist you in understanding how a scale back may affect your Tender, the following two illustrative examples have been provided.

Example 1: 14% Buy-Back Discount and 50% scale back (illustrative example only)
In Example 1, it is assumed that the Market Price is $6.85 and the Buy-Back Discount is 14%, resulting in a Buy-Back Price of $5.89. It is also assumed in this example that the Priority Allocation is 720 Shares, that there is a 50% scale back and that the shareholders have not specified a Minimum Price condition. Please be aware that this is an example only. You should not rely on $6.85 being the Market Price, nor $5.89 being the Buy-Back Price. The outcome of each Tender would be as follows:

Example 1: Outcome of Tenders lodged

Shareholder	Total Holding of Shares	Shares tendered	Tender Discount	Price represented by Tender Discount	Outcome
A	5,000	2,500	10%	$6.17	Not successful, no Shares bought back
		2,500	12%	$6.03	Not successful, no Shares bought back
B	1,000	1,000	-	Final Price Tender	Successful, all 1,000 Shares bought back
C	10,000	10,000	-	Final Price Tender	Partially successful, 5,360 Shares bought back
D	6,000	1,500	12%	$6.03	Not successful, no Shares bought back
		4,500	14%	$5.89	Partially successful, 2,610 Shares bought back
E	7,500	1,800	12%	$6.03	Not successful, no Shares bought back

Shareholder A chose Tender Discounts that are smaller than the Buy-Back Discount so no Shares would be bought back.

Shareholder B tendered all of their 1,000 Shares as a Final Price Tender. The Tender would be successful and all 1,000 Shares would be bought back at the Buy-Back Price of $5.89. This is a Small Holding Tender as following the Priority Allocation of 720 Shares and scale back, Shareholder B would be left with 140 Shares (50% of the remaining 280 Shares).

Shareholder C tendered all of their 10,000 Shares as a Final Price Tender. The Final Price Tender would be partially successful: as a result of the Priority Allocation and the 50% scale back, Shareholder C would have 5,360 Shares bought back. This is not a Small Holding Tender, as following the Priority Allocation and scale back, Shareholder C would be left with more than 290 Shares (see scale back table below).

Shareholder D tendered 1,500 Shares at a 12% Tender Discount and 4,500 Shares at a 14% Tender Discount. The Tender submitted at a 12% Tender Discount would not be successful as it is smaller than the 14% Buy-Back Discount. The Tender submitted at a 14% Tender Discount would be successful but only 2,610 of the 4,500 Shares tendered would be bought back, as a result of the Priority Allocation and the 50% scale back (see scale back table below). This is not a Small Holding Tender, as following the Priority Allocation and scale back, Shareholder D would be left with more than 290 Shares.

Shareholder E tendered 1,800 Shares at a 12% Tender Discount. The Tender would not be successful as the 12% Tender Discount is smaller than the 14% Buy-Back Discount.

Example 1: Scale Back Table (illustrative example only)

Shareholder	Shares tendered at a 14% Tender Discount	Shares subject to scale back[1]	Scale back[2]	Tender post scale back and Priority Allocation[2,3]	Shares remaining[4,5]	Small Holding Tender[5]	Shares that are bought back[6]
A	0	Scale back not applicable					
B	1,000	280	50%	860	140	YES	1,000
C	10,000	9,280	50%	5,360	4,640	NO	5,360
D	4,500	3,780	50%	2,610	1,890	NO	2,610
E	0	Scale back not applicable					

Notes:

1 Under the Priority Allocation, the first 720 Shares are bought back from each shareholder who tenders Shares at the Buy-Back Discount (including Shares tendered as a Final Price Tender under this example), before the scale back applies. For example, Shareholder C has 9,280 Shares that are subject to scale back (10,000 – 720 = 9,280).

2 A scale back of 50% means 50% of the Shares subject to scale back would be bought back (not including Small Holding Tenders).

3 When the scale back is calculated, fractions will be rounded down to the next Share.

4 Shares remaining refers only to Shares remaining from those Shares which were tendered at a 14% Tender Discount or as a Final Price Tender.

5 Shareholder B and Shareholder C both tendered all of their Shares as a Final Price Tender. As a result of the Priority Allocation and scale back, Shareholder B would be left with a Small Holding Tender (i.e. 290 Shares or less). On the other hand, Shareholder C is left with more than 290 Shares (i.e. 4,640 Shares), so the Tender is not a Small Holding Tender.

6 Shares that are bought back refers only to Shares that are bought back from those Shares which were tendered at a 14% Tender Discount or as a Final Price Tender.

Example 2: 12% Buy-Back Discount and 25% scale back (illustrative example only)

In Example 2, it is assumed the Market Price is $6.85 and the Buy-Back Discount is 12%, resulting in a Buy-Back Price of $6.03. It is also assumed in this example that the Priority Allocation is 720 Shares, that there is a 25% scale back and that the shareholders have not specified a Minimum Price condition. Please be aware that this is an example only. You should not rely on $6.85 being the Market Price, nor $6.03 being the Buy-Back Price. The outcome of each Tender would be as follows:

Example 2: Outcome of Tenders lodged

Shareholder	Total Holding of Shares	Shares tendered	Tender Discount	Price represented by Tender Discount	Outcome
A	5,000	2,500	10%	$6.17	Not successful, no Shares bought back
		2,500	12%	$6.03	Partially successful, 2,055 Shares bought back
B	1,000	1,000	-	Final Price Tender	Successful, all 1,000 Shares bought back
C	10,000	10,000	-	Final Price Tender	Successful, all 10,000 Shares bought back
D	6,000	1,500	12%	$6.03	Successful, all 1,500 Shares bought back
		4,500	14%	$5.89	Successful, all 4,500 Shares bought back
E	7,500	1,800	12%	$6.03	Partially successful, 1,530 Shares bought back

Shareholder A tendered 2,500 Shares at a 10% Tender Discount and 2,500 Shares at a 12% Tender Discount. The Tender submitted at a 10% Tender Discount would not be successful as this Tender Discount is smaller than the Buy-Back Discount. The Tender submitted at a 12% Tender Discount ($6.03) would be successful but only 2,055 of the 2,500 Shares tendered would be bought back as a result of the Priority Allocation and the 25% scale back (see scale back table below). This is not a Small Holding Tender as Shareholder A did not tender all of their Shares at greater than or equal to the Buy-Back Discount.

Shareholder B tendered all of their 1,000 Shares as a Final Price Tender. All 1,000 Shares tendered would be bought back at the Buy-Back Price of $6.03, as Final Price Tenders are not subject to scale back where the Buy-Back Discount (i.e. 12%) is not the largest Tender Discount of 14%.

Shareholder C tendered all of their 10,000 Shares as a Final Price Tender. All 10,000 Shares would be bought back at the Buy-Back Price of $6.03. There will not be any scale back because the Buy-Back Discount is not the largest Tender Discount of 14%.

...continued on next page

...continued from previous page

Shareholder D tendered a total of 6,000 Shares at two different Tender Discounts: 1,500 Shares at a 12% Tender Discount and 4,500 Shares at a 14% Tender Discount. The Tender submitted at a 12% Tender Discount would be successful and all 1,500 Shares would be bought back as it is a Small Holding Tender (see scale back table below). This is a Small Holding Tender since after the Priority Allocation and scale back are applied, Shareholder D would be left with 290 Shares or less. The Tender submitted at a 14% Tender Discount would also be successful as 14% is greater than the Buy-Back Discount and all 6,000 Shares would be bought back at $6.03.

Shareholder E tendered 1,800 of their Shares at a 12% Tender Discount. The Tender would be partially successful and 1,530 Shares would be bought back (see scale back table below). This is not a Small Holding Tender since Shareholder E did not tender all of their Shares at greater than or equal to the Buy-Back Discount and/or as a Final Price Tender.

Example 2: Scale Back Table (illustrative example only)

Shareholder	Shares tendered at a 12% Tender Discount[1]	Shares subject to scale back[2]	Scale back[3]	Tender post scale back and Priority Allocation[3,4]	Shares remaining[5,6]	Small Holding Tender[6]	Shares that are bought back[7]
A	2,500	1,780	25%	2,055	445	NO	2,055
B	0	Scale back not applicable					
C	0	Scale back not applicable					
D	1,500	780	25%	1,305	195	YES	1,500
E	1,800	1,080	25%	1,530	270	NO	1,530

Notes:

1 Does not include Final Price Tenders because the Buy-Back Discount is not the largest Tender Discount of 14%.

2 Under the Priority Allocation, the first 720 Shares are bought back from each shareholder who tenders Shares at the Buy-Back Price, before the scale back applies.

3 A scale back of 25% means 75% of the Shares subject to scale back would be bought back (not including Small Holding Tenders).

4 When the scale back is calculated, all fractions are rounded down to the next Share.

5 Shares remaining refers only to Shares remaining from those Shares which were tendered at a 12% Tender Discount.

6 Shareholder D tendered all of their Shares at or below the Buy-Back Price. As a result of the scale back and Priority Allocation, Shareholder D would be left with less than 290 Shares and so the Tender is a Small Holding Tender. Shareholder E did not tender all of their Shares so their Tender is not a Small Holding Tender.

7 Shares that are bought back refers only to Shares that are bought back from those Shares which were tendered at a 12% Tender Discount.

1.17 Can I elect a Minimum Price for the purchase of my Shares?

If you choose to tender Shares into the Buy-Back, you will need to nominate a Tender Discount or lodge a Final Price Tender. In addition, you also have the option of making your Tender conditional on the Buy-Back Price being no less than one of the specified Minimum Prices set out on the Tender Form. Note that this is an additional option available to you but may affect the success of your Tender.

If you are concerned that movements in the Market Price after you lodge your Tender may result in your Tender corresponding to a lower Buy-Back Price than you are willing to sell your Shares for, then you may wish to make your Tender conditional on the Buy-Back Price being no less than a specified Minimum Price. If the Buy-Back Price is below your Minimum Price, then your Tender will be rejected and your Shares will not be bought back by Foster's.

If you choose to make your Tender conditional on the Buy-Back Price being no less than one of the specified Minimum Prices, you must do this in addition to nominating a Tender Discount between 5% and 14% inclusive (at 1% intervals) to the Market Price, or a Final Price Tender. If you fail to nominate a Tender Discount of between 5% and 14% inclusive to the Market Price or a Final Price Tender, and only make your Tender conditional on the Buy-Back Price being no less than a specified Minimum Price, your Tender will be invalid and will not be accepted by Foster's.

1.18 How long will the Buy-Back be open?

The Buy-Back will be open from Thursday, 15 March 2007 to Thursday, 5 April 2007. Shareholders may only lodge Tenders within this period. Tenders must be received by the Registry no later than 7pm Melbourne Time on Thursday, 5 April 2007 to ensure they qualify for participation in the Buy-Back. Foster's may extend this period, but does not expect to do so. If the Tender Period is extended, the new closing date will be announced to the ASX and published in a national newspaper.

1.19 How does the Buy-Back compare to selling my Shares on the ASX?

Depending on your individual circumstances, if you sell your Shares on the ASX (or other applicable stock market), the Australian tax consequences of doing so may be different from selling your Shares into the Buy-Back (see Section 2 for general details in relation to Australian tax implications, but note that shareholders should consider their own particular tax circumstances).

In addition, to execute a share sale on the ASX, you may need to appoint a broker and pay brokerage whereas you should not need to appoint a broker or pay brokerage to participate in the Buy-Back.

However, it is likely that you will be able to sell your Shares through the ASX for a price that is higher than the Buy-Back Price. This is because the prices at which eligible shareholders can tender Shares into the Buy-Back are at discounts of between 5% and 14% (inclusive) to the Market Price. Therefore, it is more than likely that the Company's share price on the ASX will be higher than the Buy-Back Price during and possibly after the Tender Period.

To provide shareholders with an indication of the possible after-tax proceeds from selling their Shares into the Buy-Back compared to selling their Shares through the ASX, Foster's intends to provide access to a tax calculator through its website (www.fostersgroup.com) from approximately Friday, 30 March 2007 to Thursday, 5 April 2007.

By making the Buy-Back Invitation and setting the tender range, Foster's is not making any recommendation or giving any advice on the value of your Shares or whether (or how) you should sell your Shares. Before you decide what to do with your Shares, Foster's strongly recommends that you seek your own professional advice.

1.20 How have Foster's Shares performed over recent times?

The closing price of Foster's shares on the ASX on Monday, 19 February 2007, being the last trading day before the Company announced details of the Buy-Back, was $7.14.

The Company's highest and lowest closing prices during each of the preceding six months were as follows:

Period	Low ($)	High ($)	Average Closing Price ($)[1]
August 2006	$5.26	$5.95	$5.49
September 2006	$5.89	$6.48	$6.20
October 2006	$6.21	$6.46	$6.33
November 2006	$6.35	$6.89	$6.54
December 2006	$6.49	$7.00	$6.74
January 2007	$6.63	$6.98	$6.79
February 2007[2]	$6.84	$7.14	$7.02

Source: IRESS

Notes:

1 Calculated as the average of the closing prices of Foster's shares on the ASX for each trading day over the relevant month.

2 For the period from 1 February 2007 to 19 February 2007.

A graph indicating the share price performance of Foster's over the period from 1 January 2005 to 19 February 2007 is set out below.

Foster's Share price 1 January 2005 to 19 February 2007 Source: IRESS


$7.50
$7.00
$6.50
$6.00
$5.50
$5.00
$4.50
$4.00
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05
Jan 06
Feb 06
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep 06
Oct 06
Nov 06
Dec 06
Jan 07
Feb 07
Foster's

1.21 How do I participate in the Buy-Back?

Step 1 – Decide how many Shares you wish to sell
To participate in the Buy-Back, you first need to decide how many Shares you wish to sell.

The personalised Tender Form enclosed with this booklet sets out the maximum number of Shares you may tender into the Buy-Back. You may tender any number of Shares up to this maximum number.

You should not, before the Buy-Back Date, sell or offer to sell to others the Shares you have tendered into the Buy-Back unless you first withdraw or amend your Tender (see Section 1.22).

Step 2 – Choose your Tender Discount(s) and/or a Final Price Tender
Once you have determined the number of Shares you wish to sell, you need to indicate the discount(s) to the Market Price at which you are willing to sell these Shares (your Tender Discount(s)).

You may tender your Shares at any discount in the range (from 5% to 14% (inclusive) to the Market Price) set out on the Tender Form or as a Final Price Tender. You may also tender different parcels of the Shares you wish to sell at different Tender Discounts. For example, you may tender one third of the Shares you wish to sell at a 14% Tender Discount, one third at a 5% Tender Discount and one third as a Final Price Tender. However, you may not tender the same Shares at different Tender Discounts (or at both a specified Tender Discount and as a Final Price Tender). Each parcel of Shares tendered at a different Tender Discount or as a Final Price Tender is a separate Tender. The total number of Shares that you tender into the Buy-Back should not exceed the number of entitled Shares that you held as at the Buy-Back Record Date, as set out in Box A on your Tender Form.

To provide shareholders with an indication of the possible after-tax proceeds from selling their Shares into the Buy-Back compared to selling their Shares through the ASX, Foster's intends to provide access to a tax calculator through its website at www.fostersgroup.com from 30 March 2007 to 5 April 2007. For the purposes of the Buy-Back, Foster's will commence calculating an estimate of the Market Price after the close of each day's trade from Friday, 30 March 2007 and will place this information on its website at www.fostersgroup.com.

Please note that the Market Price information placed on the Foster's website will only be an estimate given that it will only include trading from opening on Friday, 30 March 2007 to the close of the previous business day. The actual Market Price will be available by no later than 6.00pm on Thursday, 5 April 2007 (see Section 1.10).

Shareholders may wish to delay submitting their Tender until towards the end of the Tender Period so that they can consider the approximate or actual Market Price before submitting their Tender Form.

Step 3 – Choose your Minimum Price (optional)
In addition to choosing to tender your Shares at the specified Tender Discounts and/or as a Final Price Tender, you may also elect to impose a Minimum Price condition on your Tender (see Section 1.17). If you elect a Minimum Price, your Tender will be conditional upon the Buy-Back Price being no less than the Minimum Price as chosen by you on your Tender Form. The Minimum Price can only be one of the Minimum Prices specified on the Tender Form.

Step 4 – Submit your Tender(s)
How you submit your Tender(s) will depend on the type of holding you have. This will be specified on your Tender Form.

(a) Issuer Sponsored Holdings
Once you have determined the number of Shares you wish to sell and your Tender Discount(s) and/or Final Price Tender, and, if you choose, your Minimum Price, you need to complete and sign your personalised Tender Form and return it to the Registry.

Your completed Tender Form must be received by the Registry by 7.00pm (Melbourne Time) on Thursday, 5 April 2007 at:

If sending by mail
Foster's Group Limited Buy-Back
C/- Computershare Investor Services Pty Limited
Reply Paid 52
MELBOURNE VIC 8060

If delivering in person (during business hours only)
Foster's Group Limited Buy-Back
C/- Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067

If sending by facsimile
Foster's Group Limited Buy-Back
Fax no: +61 3 9473 2341

You can use the enclosed reply-paid envelope if you are posting your Tender Form in Australia. If you are sending your Tender Form by facsimile, do NOT send your original Tender Form to the Registry.

Foster's will not accept your Tender Form unless it is actually received at one of these addresses by 7.00pm (Melbourne Time) on Thursday, 5 April 2007. You should allow sufficient time for this to occur if you are sending your Tender Form by mail. Foster's will also not accept Tender Forms:

(a) from any person who does not represent that they are not (and they are not acting on behalf of or for the account of a person who is) in the United States, a US Person or a resident of Canada; or

(b) that have been postmarked in the United States or Canada or that otherwise appear to Foster's or its agents to have been sent from the United States or Canada.

ADRs representing Foster's shares and Restricted Employee Shares may not be tendered into the Buy-Back.

If you have any questions in relation to the processing of your Tender Form, please contact the Foster's Buy-Back enquiry line on 1300 738 809 within Australia or +61 3 9415 4370 if you are calling from outside Australia between the hours of 8.30am and 5pm (Melbourne Time) on a business day. On the Closing Date, the enquiry line will remain open until 7.00pm (Melbourne Time). If you are in any doubt as to the action you should take, you should consult your financial, taxation or other professional adviser.

(b) CHESS Holdings
Once you have determined the number of Shares you wish to sell, your Tender Discount(s) and/or Final Price Tenders, and, if you choose, your Minimum Price, you need to instruct your controlling participant (normally your broker) in sufficient time for them to process your Tender so that it is received

by the Registry by 7.00pm (Melbourne Time) on Thursday, 5 April 2007. The name of the controlling participant who manages your CHESS Holding as at the Buy-Back Record Date is printed on your Tender Form. Your controlling participant may request you complete the Tender Form accompanying this booklet to confirm your instruction to accept the Buy-Back offer.

You should NOT send your Tender Form to the Registry.

If you are a CHESS Holder, you may receive written confirmation from CHESS of the Tenders made on your holding or Tenders withdrawn by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by Foster's of any Tender.

1.22 Can I withdraw or amend my Tender?

Once you have submitted a Tender, it can only be withdrawn or amended by following the procedures set out below.

(a) Issuer Sponsored Holdings

To withdraw a Tender you have submitted, you will need to submit a Withdrawal/Amendment Form, a copy of which is included at the back of this booklet. To obtain an additional Withdrawal/Amendment Form you should contact the Foster's Buy-Back enquiry line between the hours of 8.30am and 5pm (Melbourne Time) on a business day on 1300 738 809 within Australia or +61 3 9415 4370 if you are calling from outside Australia. Alternatively, you may download a copy of the Withdrawal/Amendment Form from Foster's website at www.fostersgroup.com.

Withdrawal of Tenders

You may withdraw all of your Tenders by ticking the 'Withdrawal' box on the Withdrawal/Amendment Form, completing your shareholder details, signing the form and sending it to the Registry at the address provided so that it is received by no later than 7.00pm (Melbourne Time) on Thursday, 5 April 2007.

Amendment of Tenders

If you wish to change the terms of all or some of your Tenders or you wish to withdraw some (not all) of your Tenders, you must tick the 'Amendment' box on the Withdrawal/Amendment Form. You must then complete your shareholder details, complete the details of all of your Tenders on that form in accordance with the instructions shown on it and send it to the Registry so that it is received by no later than 7.00pm (Melbourne Time) on Thursday, 5 April 2007.

The effect of amending your Tenders by submitting a Withdrawal/Amendment Form will be to withdraw all of your previous Tenders and (where applicable) replace them with the Tenders detailed on that Withdrawal/Amendment Form. On the Withdrawal/Amendment Form you will need to complete the details of all of the Tenders you wish to submit as if you had not previously submitted them. If your Withdrawal/Amendment Form is incomplete or incorrect, the Registry will make at least one attempt to contact you before the Closing Date. Where there is insufficient time or you cannot be contacted, your Withdrawal/Amendment Form may not be accepted (at the absolute discretion of Foster's) and your existing Tender may be accepted into the Buy-Back.

(b) CHESS Holdings

If you have a CHESS Holding, you will need to instruct your controlling participant in sufficient time for them to process your withdrawal or amendment by no later than 7.00pm (Melbourne Time) on Thursday, 5 April 2007.

If you have a CHESS Holding, you should NOT send a Withdrawal/Amendment Form to the Registry.

The effect of your controlling participant withdrawing or amending one or more of your Tenders will be to withdraw those Tenders, and in the case of an amendment to replace the amended Tenders with new Tenders. If you are a CHESS Holder, you will receive written confirmation from CHESS of the withdrawals/amendments made in relation to your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by Foster's of your withdrawal or amendment of any Tender.

1.23 How can I obtain additional Tender or Withdrawal/Amendment Forms?

If you require an additional Withdrawal/Amendment Form or any replacement Tender Forms, please call the Foster's Buy-Back enquiry line on 1300 738 809 within Australia or +61 3 9415 4370 if you are calling from outside Australia between the hours of 8.30am and 5pm (Melbourne Time) on a business day. Withdrawal/Amendment Forms can also be obtained by downloading a copy from Foster's website at www.fostersgroup.com.

You should keep in mind that, in order to withdraw or amend your Tender at or near the end of the Tender Period, you will need to have sent your form so that it is received by the Registry (or, for CHESS Holders, processed by your controlling participant) by no later than 7.00pm on Thursday, 5 April 2007.

1.24 Can ordinary shares held by Foster's employees be tendered?

Restricted Employee Shares are not eligible to be tendered into the Buy-Back and these shares have not been included on your Tender Form. However, any Shares which you hold at the Buy-Back Record Date, which are not Restricted Employee Shares, have been included on your Tender Form and may be tendered into the Buy-Back, subject to Foster's employee share trading policy.

If you hold Shares and have any questions about tendering your Shares, please call the Buy-Back enquiry line between the hours of 8.30am and 5pm (Melbourne Time) on a business day on 1300 738 809 within Australia or +61 3 9415 4370 if you are calling from outside Australia.

1.25 What if I have more than one holding of Shares?

You will receive a *personalised Tender Form* for each separate holding of Shares (for example, if you hold some Shares in your name and some Shares jointly with your spouse you will receive two Tender Forms). You may tender Shares in the Buy-Back from any or all of your separate holdings provided that you complete the Tender Form and follow the instructions on each Tender Form for each holding you wish to tender.

Any scale back that applies to Shares tendered from more than one of your registered holdings will be applied to each of those registered holdings as if they were held by different persons.

1.26 What if I hold my Shares jointly with another person?

If you hold your Shares jointly with another person (for example, your spouse) and you have an Issuer Sponsored Holding you must complete and return the Tender Form in accordance with instructions for joint holdings on the Tender Form.

1.27 How will I receive payment for Shares bought back?

If you have an existing direct credit authority for the payment of dividends on your Shares recorded on the Foster's Share Register by 7.00pm (Melbourne Time) on Thursday, 5 April 2007 all proceeds due to you under the Buy-Back will be credited to your nominated bank account, provided it is domiciled outside the United States and Canada. If your nominated bank account is domiciled in the United States or Canada or you do not have a direct credit authority, you will receive a cheque in Australian dollars.

Alternatively, if you wish to receive payment for Shares bought back in a form that is different from your current direct credit instructions for payment of dividends on your Shares, you may change your current direct credit instructions by providing written instructions to the Registry before 7.00pm (Melbourne Time) on Thursday, 5 April 2007. Please note that if you do alter your nominated bank account details, this will be taken to be your nominated bank account for future dividend payments.

Cheques and direct credit advices will be mailed to you at your risk to your address as shown on the Foster's Share Register at 7.00pm (Melbourne Time) on Thursday, 5 April 2007. It is your responsibility to inform the Registry of any changes to your contact details. Payments to bank accounts and dispatch of cheques are expected to be completed by Tuesday, 17 April 2007. Payments to the accounts and the dispatch of cheques to the addresses on the Foster's Share Register will satisfy Foster's obligation to pay you for any Shares bought back.

1.28 Can I still vote at general meetings if I tender all my Shares into the Buy-Back?

Shareholders who tender their Shares into the Buy-Back will be entitled to vote in respect of those Shares (in accordance with the voting rights attached to those Shares) at any general meeting that is held before the Closing Date. No general meeting is currently scheduled to take place before the Closing Date.

1.29 Can I trade my Shares after submitting a Tender?

Once you have tendered Shares into the Buy-Back, you *should not*:

- sell or offer to sell those Shares;
- convert those Shares from an Issuer Sponsored Holding to a CHESS Holding or vice versa; or
- move them between CHESS Holdings (for instance, if you change your controlling participant).

However, any Shares which you have not tendered into the Buy-Back may be sold or otherwise dealt with in the ordinary manner.

Once you have submitted a Tender, the number of Shares you have tendered will be locked and placed in a 'sub-position' in the Foster's Share Register. You will not be able to deal successfully with those Shares until they are released from the sub-position. For the Shares to be released from that sub-position before the end of the Tender Period, you must withdraw or amend your Tender in accordance with the procedures set out in Section 1.22 of this booklet.

Withdrawals or amendments made in accordance with these procedures may not take immediate effect. You should take this into consideration if you wish to sell or offer to sell any of the Shares which you have tendered. If, at the Buy-Back Date, you do not hold at least the number of Shares you successfully tendered, Foster's may, in its absolute discretion, reject your Tender(s) or treat your Tender(s) as if you had tendered the number of Shares held by you at the Closing Date (see Section 4 for further details).

1.30 If I purchase other Shares during the Tender Period, will my tendered Shares be affected?

Shareholders who tender their Shares to Foster's under the Buy-Back will be able to purchase additional shares in Foster's on or after Monday, 26 February 2007 without compromising their Australian tax position[6], specifically their entitlement for claiming related franking credits, on Shares sold into the Buy-Back.

This is because:

- those additional shares will not carry an entitlement to participate in the Buy-Back; and
- the ATO has indicated that such additional shares acquired on an ex-entitlement basis on or after 26 February 2007 will be excluded from the 'last-in-first-out' principle of the 45-day rule. The newly purchased shares will not affect shareholders' ability to receive franking credits on Shares acquired on or before 23 February 2007 which are successfully tendered into the Buy-Back (refer to Section 2).

General information on the Australian tax implications for shareholders participating in the Buy-Back is included in Section 2 of this booklet, but eligible shareholders will need to consider their own particular tax circumstances.

[6] Refer Endnotes, inside back cover

2. AUSTRALIAN TAX IMPLICATIONS FOR SHAREHOLDERS

The following discussion is intended only as a general summary of the Australian income tax implications of participating in the Buy-Back.

If you decide to participate in the Buy-Back, your particular tax treatment will depend on your own circumstances. *It is therefore important that you seek professional tax advice to take into account your particular circumstances.*

2.1 Introduction

Unless otherwise specified, this discussion is based on income tax legislation and administrative practice as at 19 February 2007. These laws, the interpretation of them by the courts, and administrative practice may change at any time, and sometimes with retrospective effect. Foster's has received a draft Class Ruling from the ATO for shareholders who participate in the Buy-Back, which provides preliminary confirmation of a number of the statements contained in this summary. The ATO will not issue the Class Ruling in a form that is binding until after completion of the Buy-Back. Although it is not anticipated to be the case, when the binding Class Ruling is issued by the ATO, it is possible that it may express a view contrary to that set out below.

This general summary of the Australian income tax implications of participating in the Buy-Back is limited to shareholders who hold their Shares on capital account and therefore may be assessed for tax under the Capital Gains Tax ('CGT') provisions on Shares bought back by Foster's. Some shareholders, for example those who carry on a business in dealing with shares, may be assessed on their dealings in shares other than under the CGT provisions. The tax consequences for those shareholders may differ significantly from those discussed below.

The Buy-Back will constitute an 'off-market' buy-back for tax purposes. As Foster's does not intend to set the Buy-Back Price at more than Tax Value, all of the Buy-Back Price in excess of $1.81 will be treated as a fully franked deemed dividend.

A shareholder participating in the Buy-Back will be taken, for CGT purposes, to have disposed of their Shares when Foster's accepts the Tender. This is anticipated to be on Tuesday, 10 April 2007. For Australian tax purposes, shareholders (other than those treated as Australian resident companies) will be treated as disposing of their Shares for the $1.81 capital component plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price.

The Tax Value is expected to be $6.92 (being Foster's 5 day VWAP up to and including 19 February 2007 adjusted to take into account that the listed price of Foster's shares is expected to go ex-dividend on 1 March 2007), adjusted for the movement in the S&P / ASX 200 index between the opening of trading on 20 February 2007 and the close of trading on 5 April 2007 (see Section 2.7).

2.2 Australian resident individual

(a) Income tax – Treatment of deemed dividend

An Australian resident individual participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the excess of the Buy-Back Price over $1.81 for each Share bought back. The deemed dividend will be included in the individual's assessable income.

If a shareholder, whose Shares are bought back, is entitled to the benefit of franking credits on the deemed dividend (see Section 2.8 below) the shareholder will also:

- include the franking credit on the deemed dividend in their assessable income; and
- be entitled to a tax offset equal to the franking credit. The tax offset may reduce the total tax payable by the shareholder on their taxable income. If the shareholder's total tax offsets exceed the total tax payable on his or her taxable income, the shareholder may be entitled to a cash refund of that excess.

(b) Capital Gains Tax – Disposal of Shares (acquired after 19 September 1985[7])

An Australian resident individual participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of $1.81 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The method for calculating the Tax Value is discussed in Section 2.7.

The calculation of any capital gain in respect of Shares bought back will depend on when the Shares were bought. If a shareholder has held their Shares for less than 12 months, any capital gain will be calculated as the excess of the deemed capital proceeds over the CGT cost base of the Share. If the Share was acquired at or before 11.45am (ACT time) on 21 September 1999, the shareholder may choose whether to index the cost base to 30 September 1999 or to apply the CGT discount (which reduces the gain, net of any capital losses, by 50%). Shareholders who acquired their Shares after 11.45am (ACT time) on 21 September 1999 and have held their Shares for at least 12 months must apply the CGT discount in calculating any capital gain on disposal.

Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.

A capital loss for a Share disposed of under the Buy-Back will be the excess of the CGT cost base of the Share over the deemed capital proceeds. No allowance for indexation or non-capital costs is made in determining the cost base of the Share for this purpose.

The capital loss which arises under the Buy-Back may be greater than the capital loss which may have arisen under an equivalent sale of the Shares on-market. This is because the capital proceeds under the Buy-Back are limited to $1.81 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price, rather than the price at which the shareholder would have sold their Shares on-market. The lower deemed capital proceeds also means that any capital gain which may otherwise have arisen on disposal of the Shares is reduced or eliminated.

A capital loss that arises from the Buy-Back can only be used to offset capital gains made by the individual shareholder.

[*] Refer Endnotes, inside back cover

Capital losses that are not used in the income year in which they arise may be carried forward and used to offset capital gains made in later income years.

Any capital loss arising from the Buy-Back cannot be offset against the deemed dividend or any franking credit included in the shareholder's assessable income.

Section 2.6 provides illustrative examples of the potential tax consequences for an Australian resident individual disposing of their Shares under the Buy-Back. The actual tax consequences will depend on the Buy-Back Price, the Tax Value, the individual's applicable marginal tax rate and their CGT cost base for the Shares.

2.3 Australian resident company

(a) Income tax – Treatment of deemed dividend

An Australian resident company participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the excess of the Buy-Back Price over $1.81 for each Share bought back.

The company shareholder will be required to include the deemed dividend in its assessable income.

If the shareholder is entitled to the benefit of franking credits on the deemed dividend (see Section 2.8 below), the shareholder will also:

- include the franking credit on the deemed dividend in its assessable income;
- be entitled to a tax offset equal to the franking credit; and
- be entitled to a credit in its own franking account equal to the amount of the franking credit.

No refund will be available if the tax offset exceeds the tax payable by the shareholder. However, to the extent that the shareholder has excess tax offsets, it may be entitled to a compensating tax loss.

(b) Capital Gains Tax – Disposal of Shares (acquired after 19 September 1985[7])

An Australian resident company participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of $1.81 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. However, different rules apply if this appears to result in a capital loss (see below). The ATO's method for calculating the Tax Value is discussed in Section 2.7.

A capital gain for a Share disposed of under the Buy-Back will be the excess of the deemed capital proceeds over the CGT cost base of the Share. If the Share was acquired at or before 11.45am (ACT time) on 21 September 1999, the cost base may be indexed to 30 September 1999.

Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.

If the above deemed capital proceeds are less than the cost base of the Share (excluding indexation and non-capital costs), it does not necessarily follow that a resident company shareholder will have a capital loss. For a capital loss to arise, the cost base of the Share (excluding indexation and non-capital costs) would normally have to exceed the Share's Tax Value. The application of this rule is not clear in all circumstances, and Australian resident corporate tax entities should therefore seek specific independent advice to establish whether or not any capital loss will arise as a result of participating in the Buy-Back.

If a capital loss does arise from the Buy-Back, it can only be used to offset capital gains. Capital losses that are not used in the income year in which they arise may be carried forward and used to offset capital gains made in later income years subject to restrictions including the continuity of ownership test or the same business test.

Any capital loss arising from the Buy-Back cannot be offset against the deemed dividend or against any franking credit included in the shareholder's assessable income.

2.4 Australian complying superannuation fund

The following comments apply only to Australian complying superannuation funds that do not have any "current pension liability".

(a) Income tax – Treatment of deemed dividend

An Australian complying superannuation fund participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the excess of the Buy-Back Price over $1.81 for each Share bought back. The shareholder will be required to include in its assessable income the amount of the deemed dividend.

If the shareholder is entitled to the benefit of franking credits on the deemed dividend (see Section 2.8 below), the shareholder will also:

- include the franking credit on the deemed dividend in its assessable income; and
- be entitled to a tax offset equal to the franking credit.

The tax offset reduces the total tax payable by the shareholder on its taxable income. If the fund's total tax offsets exceed the total tax payable on its taxable income, the fund may be entitled to a cash refund of that excess.

(b) Capital Gains Tax – Disposal of Shares (including Shares acquired on or before 19 September 1985)

An Australian complying superannuation fund participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of $1.81 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The ATO's method for calculating the Tax Value is discussed in Section 2.7.

If a shareholder has held their Shares for less than 12 months, any capital gain will be the excess of the capital proceeds over the CGT cost base of the Shares. If the Share was acquired at or before 11.45am (ACT time) on 21 September 1999, the shareholder may choose whether to index the cost base to 30 September 1999 or apply a one-third CGT discount (which reduces the gain, net of any capital losses, by one-third). Shareholders who acquired their Shares after 11.45am (ACT time) on 21 September 1999 and have held their Shares for at least 12 months must apply the one-third CGT discount.

Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.

It should be noted that if the Shares were acquired by the superannuation fund before 1 July 1988, the CGT cost base may be adjusted to the market value of the Shares on 30 June 1988.

[7] Refer Endnotes, inside back cover

A capital loss for a Share disposed of under the Buy-Back will arise to the extent that the CGT cost base of the Share exceeds the deemed capital proceeds. No allowance for indexation or non-capital costs is made in determining the cost base for the Shares for this purpose.

A capital loss that arises from the Buy-Back can only be used to offset capital gains. Capital losses that are not used in the income year in which they arise may be carried forward and used to offset capital gains made in later income years.

Any capital loss arising from the Buy-Back cannot be offset against the deemed dividend and franking credit included in the shareholder's assessable income.

2.5 Non-residents of Australia

The proceeds of any Shares bought back will not be subject to Australian withholding tax.

(a) Income tax – Treatment of deemed dividend component
A non-resident shareholder who does not carry on business through a permanent establishment in Australia will not be liable to Australian income tax on the franked deemed dividend component of the Buy-Back Price.

The treatment of that component as a deemed dividend is a function of Australian tax law (Division 16K of the Income Tax Assessment Act 1936) and does not alter the fact that, for all other purposes, the entire Buy-Back Price is simply the proceeds from selling the Shares back to Foster's. It cannot therefore be assumed, subject to specific overseas tax advice, that the tax laws of the jurisdiction in which the shareholder resides will treat any part of the Buy-Back Price as a dividend.

For Australian tax purposes, the dividend component of the Buy-Back Price is specifically not subject to either Australian income tax or Australian withholding tax. This is because the dividend component is fully franked. The franking credits which are attached to the dividend component will generally have no further relevance for shareholders resident outside Australia and no part of those franking credits is refundable by the ATO to shareholders resident outside Australia.

Since the Buy-Back will proceed only at a price that represents at least a 5% discount to the Market Price, shareholders resident outside Australia would generally be expected to receive a better price for their Shares by selling them on-market.

However, different consequences may arise if the non-resident shareholder holds Shares as part of a business conducted through a permanent establishment in Australia. In that case, specific Australian tax advice should be obtained.

(b) Capital Gains Tax – Disposal of Shares (acquired after 19 September 1985[7])
Under Australian CGT rules, any capital gain or capital loss for a non-resident shareholder who holds their Shares on capital account and participates in the Buy-Back will generally be disregarded. This is because Foster's believes that its Shares are not "indirect Australian real property interests".

Specific Australian taxation advice should, however, be obtained by non-resident shareholders who wish to participate in the Buy-Back and who:
- do not hold their Shares on capital account;
- have previously resided in Australia and who held the relevant Shares when they left Australia; or
- hold their Shares as part of a business conducted through a permanent establishment in Australia.

2.6 Worked tax example for Australian resident individuals and Australian complying superannuation funds

The following worked examples set out the potential tax consequences per Share for Australian resident individuals and Australian complying superannuation funds (other than funds with any "current pension liability") participating in the Buy-Back for Shares acquired after 19 September 1985, and assumes a Buy-Back Price of $5.89 (an assumed 14% Buy-Back Discount to an assumed Market Value of $6.85) and an illustrative cost base for CGT purposes of $4.00 per Share. You should not rely on this price as being the actual Buy-Back Price (see Section 1.9 for an explanation of how the Buy-Back Price will be determined).

The 'Peter example' in the table assumes a Buy-Back Price of $5.89 (an assumed 14% Buy-Back Discount to an assumed Market Value of $6.85) and a $4.00 cost base for CGT purposes and provides more detailed commentary on the relevant calculations in notes A to I following the table. The column on the right of the table marked 'Your workings' is there to assist you should you choose to participate in the Buy-Back. It is intended to help you calculate your anticipated income tax and CGT consequences of participating in the Buy-Back.

It is important to understand that the table is an illustrative example only and is based on a number of assumptions including:
- *a Buy-Back Price which may not be the actual Buy-Back Price. The actual Buy-Back Price and the amount of the franked deemed dividend will not be known until after the Buy-Back closes;*
- *the discount capital gain method is used, which may or may not be applicable depending on a participating shareholder's circumstances; and*
- *a Tax Value which may change (see Section 2.7). The actual Tax Value will not be known until after the Buy-Back closes.*

In any event, the tax consequences for an individual or superannuation fund may be different from the example because of their particular circumstances. The amounts calculated under the tax table will not necessarily reflect the actual tax consequences for you if you choose to participate in the Buy-Back.

Tax calculator
To assist you, Foster's intends to provide access to a tax calculator through its website at www.fostersgroup.com from approximately 30 March 2007 to 5 April 2007.

[7] Refer Endnotes, inside back cover

	Superfund	Australian Resident Individuals (by income bracket)[1]				
	without current pension liabilities	$0 to $6,000	$6001 to $25,000	$25,001 to $75,000	$75,001 to $150,000	Over $150,000
Marginal Tax Rate:	15%	0%	16.50%	31.50%	41.50%	46.50%
Per Share:						
Dividend Component:						
Illustrative Buy-back Price	$5.89	$5.89	$5.89	$5.89	$5.89	$5.89
Deduct: Capital Component	(1.81)	(1.81)	(1.81)	(1.81)	(1.81)	(1.81)
Fully Franked Dividend[2]	4.08	4.08	4.08	4.08	4.08	4.08
Add Franking Gross-up[3]	1.75	1.75	1.75	1.75	1.75	1.75
Assessable Income	5.83	5.83	5.83	5.83	5.83	5.83
Tax thereon	(0.87)	0.00	(0.96)	(1.84)	(2.42)	(2.71)
Tax Offset[3]	1.75	1.75	1.75	1.75	1.75	1.75
After Tax Dividend Component	4.96	5.83	4.87	3.99	3.41	3.12
Capital Component	1.81	1.81	1.81	1.81	1.81	1.81
Add Tax Value excess[4]	0.96	0.96	0.96	0.96	0.96	0.96
Less Illustrative Cost Base	(4.00)	(4.00)	(4.00)	(4.00)	(4.00)	(4.00)
Nominal capital gain / (loss)	(1.23)	(1.23)	(1.23)	(1.23)	(1.23)	(1.23)
Discount capital gain / (loss)[5]	(0.82)	(0.62)	(0.62)	(0.62)	(0.62)	(0.62)
Tax Impact of capital gain / (loss)[6]	0.12	0.00	0.10	0.19	0.26	0.29
After Tax Capital Component[5,6]	1.93	1.81	1.91	2.00	2.07	2.10
Total After Tax Proceeds[5,6]	$6.89	$7.64	$6.78	$5.99	$5.48	$5.22

Note

1 For the purposes of the analysis, it is assumed that the marginal tax rate for individuals includes the Medicare levy at a rate of 1.5%. The liability of an individual to pay the Medicare levy depends on the individual's own circumstances.

2 This assumed fully franked deemed dividend ($4.08) is calculated as the assumed Buy-Back Price of $5.89 less the fixed capital component of $1.81.

3 This assumes the shareholder is fully entitled to the franking credits.

4 This is the excess of the assumed Tax Value over the assumed Buy-Back Price. For illustrative purposes only, the Tax Value (the market value for tax purposes) of the Shares is assumed to be $6.85. The actual Tax Value will be $6.92, adjusted for the movement in the S&P / ASX 200 index between the beginning of trading on 20 February 2007 and the close of trading on 5 April 2007.

5 This assumes that the discount capital gain method is used, which adjusts the total capital gain by a discount factor (50% for individuals; 33 1/3% for complying superannuation funds). Although capital losses, as such, are not subject to discount, it is assumed that capital losses are offset against capital gains and that the net amount is then discounted. If capital losses are offset against capital gains which cannot be discounted (e.g. on assets held for less than 12 months), the tax impact of the capital loss will be greater (more favourable) than shown in the table.

6 This assumes shareholders will be able to fully utilise capital losses to offset capital gains derived from other assets. The capital loss, which arises under the Buy-Back, may be different to any capital gain/loss which may have arisen under an equivalent sale of Shares on-market. This is because the capital proceeds under the Buy-Back are the aggregate of $1.81 (the cash capital component) plus $0.96 (the excess of the assumed Tax Value over the assumed Buy-Back Price). The $0.96 ($6.85 less $5.89) is used for illustrative purposes only.

Peter Example			Your Workings		
Income = $50,000.00			Income = $.............		
Marginal Tax Rate =	31.5%		Marginal Tax Rate =	.......%	"J"
Buy-Back Price =	$5.89	A	Buy-Back Price =	$	"K"
Capital Component =	($1.81)	B	Capital Component =	($1.81)	"L"
$5.89 - $1.81 =	$4.08	B	$ "K" - $1.81	$	"M"
$4.08 • (0.3/0.7)	$1.75	C	$ "M" x (0.3/0.7)	$	"N"
$4.08 + $1.75	$5.83	C	$ "M" + $ "N"	$	"P"
$5.83 • 31.5%	($1.84)	D	($ "P" x "J" %)	($)	"Q"
	$1.75	C	$ "M" x (0.3/0.7)	$	"N"
$4.08 - $1.84 + $1.75 =	$3.99	E	$ "M" - $ "Q" + $ "N"	$	"R"
Capital Component =	$1.81		Capital Component	$1.81	"S"
$6.85 - $5.89 =	$0.96	F	$ Tax Value - $ "K"	$	"T"
Cost Base	($4.00)		Your Cost Base	($)	"U"
$1.81 + $0.96 - $4.00 =	($1.23)	G	$ "S" + $ "T" - $ "U"	$	"V"
$1.23 • 50% =	($0.62)	H	$ "V" x (100-CGT discount) %	$	"W"
$0.62 • 31.5%	$0.19		- $ "W" x "J"%	$	"X"
$1.81 + $0.19 =	$2.00		$ "S" + or - $ "X"	$	"Y"
$3.99 + $2.00 =	$5.99	I	$ "R" + $ "Y"	$	"Z"

Peter earns $50,000 per annum and he is in a tax bracket that gives him a marginal tax rate of 31.5%. Peter purchased his Foster's Shares in 2000 at $4.00 per Share (including brokerage etc) and as a consequence his cost base for CGT purposes is $4.00. Peter is able to tender at any of the specified Tender Discounts in the range of 5% to 14% inclusive (at 1% intervals) to the Market Price or as a Final Price Tender, and wants to calculate the income tax and CGT consequences for a given Buy-Back Price within the range on a per Share basis.

Income tax consequences

A If Peter decides to tender at a 14% Tender Discount to the assumed Market Price of $6.85 the equivalent Buy-Back Price would be $5.89 per Share.

B The Buy-Back Price is made up of two components, a capital component of $1.81 and a fully franked deemed dividend component. The assumed fully franked deemed dividend component would be $4.08 per Share, representing the difference between the illustrative Buy-Back Price of $5.89 and the capital component of $1.81.

C The deemed dividend component of the Buy-Back Price will be fully franked; therefore it needs to be 'grossed up' for the franking credits that are attached to it. The gross up occurs because tax credits can be passed to shareholders for income tax already paid by Foster's. The company tax rate in Australia is 30%, so the grossed up amount is calculated by dividing the fully franked deemed dividend component by 0.7. This gives Peter a 'grossed up' deemed dividend amount of $5.83.

D Peter calculates his income tax liability by multiplying the 'grossed up' deemed dividend amount of $5.83 by his marginal tax rate of 31.5%.

E Peter must pay 9 cents of income tax on the deemed dividend component of every Share he sells in the Buy-Back. This is the difference between the tax already paid by the Company (the $1.75 franking offset) and the tax payable at his marginal rate ($1.84). Note: numbers may vary due to rounding.

Peter's net dividend proceeds after income tax are $3.99 (i.e. $4.08 less $0.09).

CGT consequences

F For tax purposes, the price at which Peter will be deemed to have sold his Shares under the Buy-Back will be equal to the $1.81 capital component plus any amount by which the Tax Value exceeds the Buy-Back Price. Based on an assumed Tax Value of $6.85 and the assumed Buy-Back Price of $5.89, the excess amount is $0.96.

G Peter will be deemed to have sold his Shares under the Buy-Back for $2.77 per Share (i.e. the $1.81 capital component plus the $0.96 excess of the assumed Tax Value over the assumed Buy-Back Price). Peter's cost base is $4.00 per Share. Thus, the maximum capital loss that Peter will be able to offset against capital gains realised on other assets is $1.23 per Share (i.e. $4.00 less $2.77).

H Assuming Peter has held the other (gain) assets (see G above) for more than 12 months, the discount capital gain method is used, which has the effect of adjusting the total capital loss by a discount factor of 50% for individuals. The benefit of Peter's capital loss is therefore 31.5% of half of $1.23, i.e. $0.19.

Overall after tax proceeds

I Peter would receive after-tax proceeds of $5.99 per Share if he tenders his Shares at $5.89 per Share (i.e. 14% Tender Discount to the assumed Market Price of $6.85), based on the assumptions above and the notes to the table, i.e. $5.89 less $0.09 income tax, plus $0.19 benefit of capital loss:

2.7 Tax Value

In 2004, the ATO released Taxation Determination TD 2004/22, which sets out the ATO's view generally in relation to determining the Tax Value of shares bought back off-market. TD 2004/22 provides that the Tax Value should be determined as the volume weighted average price of the shares over the last five trading days before the first announcement of the Buy-Back, adjusted for the movement in the S&P/ASX 200 Index from the opening of trading on 20 February 2007 to the close of trading on the Closing Date (expected to be 5 April 2007).

Foster's has agreed with the ATO that the volume weighted average price of the shares over the five trading days before the first announcement of the Buy-Back will need to be adjusted to take into account that the listed price of Foster's shares is expected to go ex-dividend on 1 March 2007. After adjusting for the dividend, the volume weighted average price of the Foster's shares for the five trading days ended 19 February 2007, was $6.92. This figure is reflected in the definition of Tax Value at section 5.1 of this booklet.

TD 2004/22 also provides that if companies undertaking an off-market buy-back wish to vary this methodology, representations should be made to the ATO explaining the rationale for this variation. If the movement in the S&P/ASX 200 Index is significantly different from the movement in Foster's market price over the relevant period, Foster's may approach the ATO to seek to vary the methodology used to determine the Tax Value.

If the Buy-Back Price was higher than the Tax Value, a portion of the deemed dividend equal to the difference between the Buy-Back Price and the Tax Value would be deemed to be unfrankable. However, as Foster's intends to set the Buy-Back Price at no more than the Tax Value, this should not occur.

2.8 Limits on availability of franking credits and tax offsets

The Australian tax legislation includes a number of rules which may prevent shareholders participating in the Buy-Back from claiming the benefit of franking credits on the deemed dividend component of the Buy-Back Price.

These rules are designed to, amongst other things, discourage trading in franking credits. These rules may deny the benefit of franking credits to shareholders generally, or because of their particular circumstances.

Foster's has received preliminary advice from the ATO that the ATO will not make a determination to deny shareholders generally the benefit of tax offsets on the deemed dividend under the Buy-Back.

However, the particular circumstances of each participating shareholder will also be relevant in determining whether the rules deny the benefit of the tax offset or franking credit. For example, the period during which the shareholder holds the Shares and any arrangements the shareholder has in relation to the Shares will be important.

Generally, resident shareholders should have regard to the operation of the holding period rule ('the 45-day rule') in relation to their participation in the Buy-Back. Shareholders who are individuals and whose total franking credit entitlement for the income year does not exceed $5,000 are not subject to the 45-day rule.

In simple terms, the 45-day rule requires a resident shareholder to have held their Shares 'at risk' for a specified period in order to qualify for the franking credit on the deemed dividend.

The 45-day rule requires that shareholders must hold their Shares at risk for a period of 45 days (excluding the days of acquisition and disposal) within a period beginning on the day after those Shares were acquired.

The 45-day rule is complex. Generally, a shareholder who is subject to the rule and has acquired their Shares on or after 24 February 2007 would fail the 45-day rule in respect of the deemed dividend component of the Buy-Back Price. This is on the assumption that the determination of the Buy-Back allocations occurs on Tuesday, 10 April 2007.

A shareholder may fail the requirements of the 45-day rule even if the shareholder acquired their Shares before 24 February 2007. This may arise where the shareholder has entered into other arrangements regarding the Shares, which reduce their risk of loss or opportunity for gain on the Shares. For example, granting an option to another person to acquire their Shares would reduce that risk or opportunity.

The 45-day rule also operates on a last-in-first-out basis so that a shareholder will be deemed, for the purpose of applying the 45-day rule, to have disposed of their most recently acquired Shares under the Buy-Back. Generally, if the most recently acquired Shares were acquired on or after 24 February 2007, the shareholder may not qualify for the franking credit on the dividend deemed to have been received by a shareholder participating in the Buy-Back. Foster's has received clarification on the treatment of shares purchased within the 45-day period and the ATO has provided preliminary advice that shares purchased on or after 24 February 2007 ex-entitlement to participate in the Buy-Back will be excluded from the 'last-in-first-out' rule. These Shares will therefore not affect the ability to receive franking credits on Shares acquired on or before 23 February 2007 which are tendered into the Buy-Back. If the determination of the Buy-Back allocations occurs on a day other than 10 April 2007, these dates may alter.

In addition, where the shareholder is under an obligation to make related payments in respect of the deemed dividend arising on the Buy-Back Price, the shareholder may not qualify for the tax offset or franking credit unless other at risk holding requirements are satisfied.

3. EFFECT OF THE BUY-BACK ON FOSTER'S

3.1 Interim results and other information

Foster's net profit after tax for the 6 months ending 31 December 2006 was $553.5 million and included an after-tax net significant item profit of $190.2 million.

Foster's net profit after tax before significant items for the 6 months ending 31 December 2006 increased 11% to $363.3 million. Earnings per share before significant items and SGARA increased 12.9% to 18.4 cents. An $11.4 million pre-tax SGARA charge was reported in the first half reflecting the impact of adverse Australian climatic conditions on the 2007 grape harvest.

Continuing businesses net sales revenue increased 3.5% to $2,367.8 million with global wine net sales revenue increasing 4.9% to $1,202.6 million. Continuing business earnings before interest and tax (EBIT) increased 6.7% to $601.8 million.

In the Australia, Asia and Pacific (AAP) region EBIT increased 2.5% to $442.2 million. In Australia EBIT prior to SGARA (EBITS) increased 5.7% with good growth in beer and cider. Wine earnings in the region were below the prior period.

In the Americas, EBIT increased 16.6% to $143.1 million and EBITS increased 20.5% to $144.9 million. Earnings momentum improved through the half with innovation and new product development to accelerate in the second half.

In the Europe, Middle East and Africa (EMEA) region, EBIT increased 9.9% to $38.7 million. Earnings benefited from successful promotional programs with major UK retailers, successful product innovation and continued strong growth in Continental Europe.

Continuing Business Operating Cash Flow prior to interest and tax (OCFPIT) declined 13.9% to $465.1 million. The timing of Australian beer sales through December and wine shipments in November and December adversely affected cash flow. These timing issues have reversed in January.

Directors have declared an interim dividend of 10.75 cents per ordinary share fully franked, an increase of 10.3% on the 2006 interim dividend.

Capital management

On 20 February 2007, Foster's announced its intention to return up to $400 million of surplus capital to shareholders through an off-market share buy-back program. The return of capital is consistent with Foster's disciplined approach to capital management and its commitment to achieving metrics consistent with a BBB+/Baa1 credit rating by fiscal 2008 from Standard and Poor's and Moody's respectively.

Foster's also announced the immediate cancellation of its $200 million on-market buy-back program. Until its cancellation, Foster's had returned $1.3 million of capital to shareholders under the on-market buy-back through the purchase of 204,000 shares at an average price of $6.40 per share.

3.2 Impact of the Buy-Back on future growth

Foster's has a strong financial position and the Buy-Back will not prejudice the ability to fund growth or other value enhancing opportunities as they arise.

3.3 How will the Buy-Back be funded?

The Buy-Back will be funded from the proceeds of previously identified asset sales, existing cash balances and corporate debt facilities. Foster's will retain a strong financial position after the completion of the Buy-Back.

3.4 Impact of the Buy-Back on key financial indicators

The Buy-Back is expected to improve Foster's earnings per share, cash flow per share and return on equity in the 2007 and later financial years. The Buy-Back is also expected to increase Foster's gearing but is not expected to compromise Foster's existing credit ratings or ability to fund growth or other value enhancing projects. The precise impact of the Buy-Back cannot be determined until the Buy-Back Price and the size of the Buy-Back are finalised.

3.5 Impact on Foster's franking account

Foster's expects to continue to be in a position to fully frank its dividends for the foreseeable future. The amount of franking credits that will be utilised under the Buy-Back will not be known until the Buy-Back Price and the total size of the Buy-Back are determined. By way of illustration, if it is assumed that $400 million of capital is repurchased under the Buy-Back at a Buy-Back Price of $5.89, approximately $142 million of franking credits would be utilised.

3.6 Financial impact of the Buy-Back

Basis of Presentation of Financial Information

The financial information presented in Section 3 has been prepared in accordance with the Australian equivalents of International Financial Reporting Standards (AIFRS) and is presented in Australian dollars.

Summarised Balance Sheet

As at 31 December 2006	Actual $m	Pro-forma [1,2] $m
Assets		
Cash and cash equivalents	344.0	344.0
Other assets	9,923.6	9,923.6
Total assets	**10,267.6**	**10,267.6**
Liabilities		
Borrowings	3,464.4	4,082.3
Other liabilities	1,980.7	1,980.7
Total liabilities	**5,445.1**	**6,063.0**
Net Assets	**4,822.5**	**4,204.6**
Contributed equity[3]	3,669.3	3,546.4
Retained profits[3]	1,292.9	797.9
Other equity	(139.7)	(139.7)
Total equity	**4,822.5**	**4,204.6**

Notes:

1 Pro-forma calculations assume the Buy-Back Price is $5.89, the number of Shares bought back is 67.9 million and $400 million worth of Foster's Shares are bought back. Pro-forma calculations also include the payment of an interim dividend of $217.9 million (10.75 cents per share) payable on 2 April 2007, excluding any impact of the Dividend Reinvestment Plan.

2 Pro-forma calculations assume, for illustrative purposes only, that the Buy-Back is funded by the Company's existing committed bank facilities. Foster's actual funding decision may include cash on hand, internal cash flow and external borrowing if required. Incidental costs of the Buy-Back have been excluded since they are insignificant to the pro-forma calculation.

3 Assuming a Buy-Back Price of $5.89 per Share, $1.81 per Share of the Buy-Back Price will be debited to contributed equity and the assumed balance of $4.08 per Share will be debited to retained profits.

Foster's summarised Balance Sheet and a Pro-forma summarised Balance Sheet as at 31 December 2006 are set out in the previous table.

There have been no material changes in current or non-current interest bearing liabilities, and other than the declaration of the interim dividend of 10.75 cents per share, no material reduction in shareholders' equity since 31 December 2006.

The pro forma balance sheet has been prepared numerically (but not in relation to format) in accordance with AIFRS and assumes that $400 million worth of Shares will be bought back under the off-market Buy-Back at a Buy-Back Price of $5.89 per share. Under the Buy-Back, an amount of $1.81 per share will be debited to contributed equity. The amount by which the Buy-Back Price exceeds the amount debited to contributed equity $1.81 per Share will be debited to retained profits. For example, if the Buy-Back Price is $5.89, an amount of $4.08 per Share will be debited to retained profits.

3.7 What effect will the Buy-Back have on Foster's issued shares?

As at 19 February 2007, Foster's had on issue 2,027.4 million fully paid ordinary shares.

Assuming a total of $400 million worth of Foster's Shares are bought back, the following table sets out the number of Shares and the percentage of Foster's issued capital as at 19 February 2007 which would be bought back assuming different Buy-Back Prices. The table is an example only and you should not rely on it as being the percentage of Shares which will be bought back. All Shares that Foster's buys back will be cancelled.

Tender Discount	Buy-Back Price assuming a Market Price of $6.85	Number of Shares bought back (million)	% of total issued shares of Foster's
14%	$5.89	67.9	3.35%
13%	$5.96	67.1	3.31%
12%	$6.03	66.3	3.27%
11%	$6.10	65.6	3.23%
10%	$6.17	64.8	3.20%
9%	$6.23	64.2	3.17%
8%	$6.30	63.5	3.13%
7%	$6.37	62.8	3.10%
6%	$6.44	62.1	3.06%
5%	$6.51	61.4	3.03%

3.8 What effect will the Buy-Back have on the control of Foster's?

Foster's has a widely held share ownership structure and the Buy-Back is not expected to have any change of control implications for Foster's. The maximum amount of surplus capital Foster's expects to return to shareholders under the Buy-Back is $400 million. However, the number of Shares Foster's is expected to acquire under the Buy-Back cannot be determined until the Buy-Back Price and the size of the Buy-Back are finalised.

3.9 Outlook

Trading conditions in all regions through January have been strong, and volume, constant currency revenue, and earnings growth rates for the 7 months to January are ahead of the first half.

For the remainder of fiscal 2007, Foster's expects continued revenue growth from its Australian beer, spirits/RTDs and cider portfolio and expects some benefit from improved specialist wine and premium on-premise sales capabilities to emerge in the second half.

In the Americas, Foster's expects the Californian wine industry to remain in a balanced inventory position and for value growth in the USA and Canadian premium wine categories to remain strong.

In the EMEA region, the UK market is expected to remain competitive. Foster's expects good growth in volume and revenue, and improved EBIT margins are anticipated in the second half.

Global wine EBITAS margins are expected to reach the mid 20s late in fiscal 2007 and Foster's continues to expect realisation of $165 million of Southcorp synergies in fiscal 2008.

However, delivering Foster's targeted return on capital from our global wine business in fiscal 2008 will require management focus in several key areas: elimination of current inefficiencies in wine packaging and Australian export logistics; and improvements in Australian wine performance from recent modifications to the Australian multi-beverage route to market model.

In addition, several other factors will influence Foster's ability to achieve its wine returns targets. Key among these will be exchange rate movements and the possible impact in fiscal 2008 of the smaller and potentially more costly vintage 2007.

Foster's continues to expect accelerating earnings per share growth (before significant items and SGARA) in fiscal 2007.

3.10 Forward-looking statements

Certain statements contained in this Buy-Back booklet, including statements in Section 3 above and statements regarding the implementation of Foster's capital management program and the effect on its business, may constitute 'forward-looking statements' for the purposes of applicable securities laws. Foster's undertakes no obligation to revise the forward-looking statements included in this booklet to reflect any future events or circumstances. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward looking statements. Factors that could cause or contribute to such differences include the number of Shares bought back pursuant to the Buy-Back Invitation, the Buy-Back Price and general trading and economic conditions affecting Foster's. Further information about Foster's, its business and factors affecting its operations is contained in Foster's Annual Report and other announcements, which can be accessed on its website at www.fostersgroup.com.

4. ADDITIONAL INFORMATION ON THE BUY-BACK

4.1 Size of the Buy-Back

Foster's currently intends to buy back up to $400 million worth of Shares under the Buy-Back. Under the Corporations Act (and ASIC relief noted in Section 4.13), the maximum number of shares Foster's may acquire under the Buy-Back without shareholder approval is approximately 201,187,449 shares (being 10% of the smallest number of votes attaching to Foster's voting shares on issue at any time during the 12 months preceding 20 February 2007, less the 204,000 shares bought back up to 20 February 2007 under the on market buy-back announced by Foster's on 29 August 2006 which has now been cancelled). Foster's may, however, vary the size of the Buy-Back depending on demand and may significantly increase the size of the Buy-Back if there is excess demand at an attractive price.

In any event, Foster's will ensure that the proposed maximum amount of the Buy-Back will not result in Foster's acquiring shares in excess of the 10% limit. Furthermore, Foster's retains absolute discretion to buy back a lesser value of Shares including choosing not to buy back any Shares.

4.2 Excluded Foreign persons, ADRs and Restricted Employee Shares

This Buy-Back Invitation is not being made to any Excluded Foreign Persons. In addition, ADRs and Restricted Employee Shares and Shares acquired under Foster's Dividend Reinvestment Plan after 26 February 2007 are not eligible to participate in the Buy-Back.

Without limiting the rights that Foster's otherwise has in relation to Tenders, a Tender submitted by an Excluded Foreign Person will not be accepted by Foster's.

Specifically, any person who is (or who is acting on behalf of or for the account of a person who is) in the United States, or who is a US Person or a resident of Canada is not entitled to participate, directly or indirectly, in the Buy-Back. Copies of the Buy-Back Documents are not being mailed to or otherwise distributed or sent into the United States or Canada.

Any person receiving any of the Buy-Back Documents must not, directly or indirectly, distribute or send them into the United States or Canada, or make them available to any US Person or resident of Canada (including to any legal or beneficial owner of Foster's shares that is a US Person or a resident of Canada) or any person who is located in the United States or Canada.

Foster's will not accept Tender Forms:

(a) from any person who does not represent that they are not (and they are not acting on behalf of or for the account of a person who is) in the United States, a US Person or a resident of Canada; or

(b) that have been postmarked in the United States or Canada or that otherwise appear to Foster's or its agents to have been sent from the United States or Canada.

By submitting a Tender Form, you warrant that you are not an Excluded Foreign Person.

4.3 Shares held by trustees and nominees

Trustees and nominees who hold Shares should inform the beneficial owners of the Shares about the Buy-Back, subject to any legal restrictions in the countries where such beneficial owners are resident and provided such persons are not Excluded Foreign Persons, and then aggregate all Tenders received from beneficial owners. It is the responsibility of the trustee or nominee to complete one aggregated Tender Form on behalf of all beneficial owners.

Trustees or nominees who hold Shares on behalf of or for the account of a US Person or a resident of Canada or a person in the United States must not inform any such person of the Buy-Back. It is the responsibility of the trustee or nominee to ensure that, when completing an aggregated Tender Form, it does not include any tender on behalf of a US Person or a resident of Canada or a person located in the United States.

For Issuer Sponsored Holdings, the trustee or nominee must ensure that an aggregated Tender Form is received by the Registry by 7.00pm (Melbourne Time) on the Closing Date (Thursday, 5 April 2007). For CHESS Holdings, the trustee or nominee will need to aggregate all Tenders received from beneficial owners and provide instructions to its controlling participant in time for the aggregated Tender to be processed by 7.00pm (Melbourne Time) on the Closing Date (Thursday, 5 April 2007).

ADRs representing shares and Restricted Employee Shares may not be tendered into the Buy-Back.

Any scale back that applies to Shares tendered by trustees or nominees will be performed on a registered shareholder basis.

4.4 Margin lending arrangements

If you hold Shares under margin lending arrangements or if they are held as security for a loan or as Australian Clearing House Pty Limited collateral, you should ensure that your participation in the Buy-Back is permitted by those margin lending arrangements or that loan documentation or by Australian Clearing House Pty Limited.

By submitting a Tender, you warrant to Foster's that, at all times after you tender your Shares for sale into the Buy-Back and on the Buy-Back Date, the Shares are free from any mortgage, charge, lien or other encumbrances (whether legal or equitable) and from any third party rights.

4.5 Shareholders who receive a pension or allowance

Whether your participation in the Buy-Back will affect your pensions or allowances (or those of your dependents) will depend upon the value of the Shares that you successfully tender, and on the level of your other income and assets. It is possible that your pension or allowance payments may not be affected at all because the social security income and assets tests allow you to have income and assets up to certain amounts without any reduction in payment. It will depend upon your particular circumstances. If you are in any doubt as to the action you should take, you should consult your legal, financial, taxation or other professional adviser immediately.

4.6 Restrictions on the payment of Buy-Back proceeds

Foster's will pay shareholders the Buy-Back Price for each of their Shares that are bought back, unless it is prohibited from doing so.

Without limitation, Foster's is currently prohibited from making payments to certain political regimes, terrorist organisations and their sponsors under the Banking (Foreign Exchange) Regulations 1959 (Cth), Part 4 of the Charter of the United Nations Act 1945 (Cth), the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations

2002 (Cth), the Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001 (Cth), the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth) and the Criminal Code Act 1995 (Cth).

4.7 Rights under this Buy-Back Invitation cannot be transferred

This Buy-Back Invitation is personal to you. You cannot transfer your rights under this Buy-Buy Invitation.

4.8 The effect of submitting a Tender

A Tender constitutes an offer to sell the tendered Shares to Foster's on the terms and conditions set out in the Buy-Back Documents. A Tender does not, of itself, constitute a binding contract for the sale of the tendered Shares and cannot be enforced against Foster's. Foster's retains the discretion to accept or reject any Tender, and may choose to reject all Tenders.

If Foster's accepts your Tender, a binding Buy-Back Contract is formed between you and Foster's, and you must sell the tendered Shares back to Foster's on the terms and conditions set out in the Buy-Back Documents, including the terms and conditions set out below.

By submitting a Tender form, you irrevocably and unconditionally:

(a) offer to sell to Foster's on the Buy-Back Date the number of Shares nominated for sale on your Tender Form (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents) at your Tender Discount(s) and/or as a Final Price Tender (subject to any Minimum Price you may have chosen);

(b) agree that the Company's announcements to the ASX on the Buy-Back Date in relation to the Buy-Back Price and other details is:

  (i) effective notice or communication of the Company's acceptance of your Tenders that are submitted at a Tender Discount equal to or greater than the Buy-Back Discount or as a Final Price Tender (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents), which are submitted in accordance with the Buy-Back Documents (or treated by Foster's as being so submitted), which are at a price which is not less than your Minimum Price (if you have chosen one) and which are not rejected by Foster's; and

  (ii) effective notice of Foster's rejection of any of your Tenders submitted at a Tender discount less than the Buy-Back Discount or where your Minimum Price (if you have chosen one) is greater than the Buy-Back Price;

(c) agree that it is only upon such communication by announcement to the ASX that a Buy-Back Contract is formed for the purchase of relevant Shares;

(d) waive any requirement to receive further notice or communication from Foster's of its acceptance or rejection of any Tender submitted by you;

(e) warrant to Foster's that at all times after you tender your Shares for sale into the Buy-Back, and on the Buy-Back Date, you are the registered holder of the Shares that you have tendered and that they are free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights;

(f) warrant that you are a person to whom the Buy-Back Invitation may lawfully be made and whose participation in the Buy-Back is permitted under the laws of the jurisdiction in which you are resident;

(g) warrant that you are not (nor are you acting on behalf of or for the account of) a US Person, a resident of Canada, a person located in the United States or a person who is otherwise an Excluded Foreign Person;

(h) warrant that you have not distributed or sent any Buy-Back Documents or other document referring to the Buy-Back into the United States or Canada or to any US Person, resident of Canada or ADR holder;

(i) warrant that you are not tendering shares represented by ADRs;

(j) authorise Foster's (and its officers, agents or contractors) to correct any error in or omission from your Tender Form and/or Withdrawal/Amendment Form, and to insert any missing details;

(k) undertake not to sell or offer to sell Shares to any other person if, as a result, you will at any time after you submit your Tender until the Buy-Back Date hold fewer Shares than the number of Shares you have tendered;

(l) agree that damages is not an adequate remedy for breach of the obligations set out above. If you sell Shares in breach of this clause, you will be deemed to have appointed Foster's or its agent as your attorney to purchase Shares in your name and at your expense to satisfy your obligations under the Buy-Back and you will indemnify Foster's for all costs incurred by it in connection with any such purchase; and

(m) undertake that if you breach any of those covenants, undertakings, agreements or warranties you will indemnify Foster's for all of its costs arising from the breach.

Foster's decision to accept your Tender is conditional upon you complying with the covenants, undertakings, agreements, warranties and authorisations set out above.

You will be taken to have submitted a Tender when the Registry receives your signed and validly completed Tender Form or, if you have a CHESS Holding, you Tender from your controlling participant through CHESS.

4.9 Foster's rights to accept or reject Tenders and Tender Forms

At any time, Foster's may (at its sole discretion);

(a) accept or reject any Tender or Tender Form; and/or

(b) accept or reject a Tender not made on the terms and conditions set out in the Buy-Back Documents, or a Tender Form not submitted in accordance with the procedures set out in the Buy-Back Documents.

Foster's may do each of these things in relation to all or some of the Tenders or the Tender Forms it receives, in its absolute discretion.

Foster's will not accept any Tender or Tender Form that has been postmarked in the United States or Canada or that otherwise appears to Foster's or its agents to have been sent from the United States or Canada.

4.10 Foster's right to vary dates and times

While Foster's does not anticipate changing any of the dates and times set out in the Buy-Back Documents (including, without limitation, the Closing Date and the Buy-Back Date), it reserves the right to do so by announcement to the ASX and without any other notice. Such an announcement will be taken to amend this booklet (and the other Buy-Back Documents) accordingly.

Without limitation, Foster's reserves the right to terminate the Buy-Back at any time prior to the date on which Foster's enters into Buy-Back Contracts by making an announcement to the ASX to that effect.

4.11 Foster's right to adjust Tenders

You are entitled to sell into the Buy-Back the lesser of:

(a) the number of Shares registered in your name on Friday, 2 March 2007 (and which, in accordance with the applicable Settlement Rules, confer an entitlement to participate in the Buy-Back); and

(b) the number of Shares you hold on the Closing Date, (your '**Entitled Shares**').

If you submit one Tender of more than your Entitled Shares and Foster's accepts your Tender, Foster's will buy back only the number of your Entitled Shares.

If you submit more than one Tender and, in aggregate, you have tendered more than your Entitled Shares, Foster's will buy back only the number of your Entitled Shares in the following order of priority:

(a) first acquiring that number of Entitled Shares as forms part of your Tender with the largest Tender Discount, which is equal to or greater than the Buy-Back Discount or submitted as a Final Price Tender (and, if you have chosen one, where your Minimum Price is satisfied); and

(b) then acquiring the remaining number of your Entitled Shares from your Tender with the second highest Tender Discount, which is equal to or greater than the Buy-Back Discount (and, if you have chosen one, where your Minimum Price condition is satisfied) and will repeat this process until all of your Entitled Shares successfully tendered are bought back.

If you select more than one Minimum Price, your Tender will be deemed conditional on the highest Minimum Price you have specified.

Notwithstanding the above, the number of Entitled Shares to be acquired will be subject to the scale back mechanism set out in Section 1.15 and all other terms of the Buy-Back.

4.12 Director's entitlements

Directors are entitled to participate in the Buy-Back, but the Foster's Board has determined that all Directors and Selected Executives involved in implementing the Buy-Back should not participate in the Buy-Back in respect of Shares held beneficially by them. Accordingly, none of the Directors or Selected Executives involved in implementing the Buy-Back will participate in the Buy-Back.

4.13 ASIC and ASX relief

(a) ASIC relief

ASIC has granted Foster's an exemption under subsection 257D(4) of the Corporations Act. This exemption permits the Company:

(i) to conduct the Buy-Back in substantially the same manner as an equal access buy-back, in accordance with Division 2 of Part 2J.1 of the Corporations Act.

(ii) to use the scale back mechanism described in Section 1.15;

(iii) to invite all shareholders (other than Excluded Foreign Persons and any person who holds only Restricted Employee Shares or holders of ADRs) to offer for sale Shares in accordance with the terms and conditions of the Buy-Back Invitation; and

(iv) not to accept any Tender received from an Excluded Foreign Person or in respect of Restricted Employee Shares,

provided certain conditions are met, including that the Buy-Back Price is calculated by applying the Tender Discount selected by Foster's following the end of the Tender Period to the Market Price and that eligible shareholders are permitted to lodge a Tender conditional on a Minimum Price.

(b) ASX relief

The ASX has granted Foster's the following:

(i) a waiver from Listing Rule 7.40 to permit Foster's to dispatch the Buy-Back Documents to shareholders within eight business days after the Buy-Back Record Date; and

(ii) a waiver from Listing Rule 3.8A so that the Company need not lodge an Appendix 3E and to permit Foster's to lodge an Appendix 3F up to two business days after the Closing Date.

4.14 Privacy

Foster's is carrying out the Buy-Back in accordance with the Corporations Act. This involves the collection of personal information contained in Tender Forms to enable Foster's to process your Tender. If you do not provide this information, Foster's may be hindered in, or prevented from, processing your Tender.

The personal information collected by Foster's will only be disclosed to Computershare Investor Services Pty Limited, in their capacity as share registrar of Foster's, to a print and mail service provider, to Foster's advisers in relation to the Buy-Back and to financial institutions in respect of payments to you in connection with the Buy-Back or as required or authorised by law.

If you wish to access the personal information collected by Foster's in relation to your shareholding, please write to Foster's, c/- Computershare Investor Services Pty Limited at the mailing address set out in the Tender Form.

5. DEFINITIONS AND INTERPRETATION

5.1 Definitions

In the Buy-Back Documents unless the context otherwise requires:

ACT means Australian Capital Territory.

ADRs means the American Depositary Receipts representing fully paid ordinary shares in the capital of Foster's.

AIFRS means Australian equivalents of International Financial Reporting Standards.

ASIC means the Australian Securities and Investments Commission.

ASTC means the ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532), the securities clearing house of the ASX.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Market Rules means the rules that form part of the operating rules of the ASX for the purposes of the Corporations Act.

ATO means the Australian Taxation Office.

Board or **Foster's Board** means the Board of Directors of Foster's.

Buy-Back means the buy-back of Shares by way of tender as set out in the Buy-Back Documents.

Buy-Back Contract means the contract between you and Foster's (assuming a Tender made by you is accepted by Foster's on the terms of this Invitation and the Tender) by which Foster's agrees to buy back some or all of those of your Shares which are the subject of your Tender.

Buy-Back Date means the date and time Foster's announces to the ASX the Buy-Back Price, the total number of Shares to be bought back and the details of any scale back.

Buy-Back Discount means one of the discounts to be selected by Foster's, being the largest discount within the range of 5% to 14% (inclusive, at 1% intervals), which will enable Foster's to buy back the number of Shares that it determines to buy back.

Buy-Back Documents means this booklet, the Tender Form and the Withdrawal/Amendment Form.

Buy-Back Price means the price at which Foster's will buy back Shares from Tenders it accepts in the Buy-Back, rounded to the nearest cent. This price is determined by applying the Tender Discount selected by Foster's to the Market Price.

Buy-Back Record Date means Friday, 2 March 2007 being the date of determination of shareholders entitled to participate in, and the number of Foster's Shares entitled to be tendered into the Buy-Back.

CGT means capital gains tax.

CHESS means the Clearing House Electronic Subregister System.

CHESS Holder means a holder of Shares on the CHESS subregister of Foster's.

CHESS Holding means a holding of Shares on the CHESS subregister of Foster's.

Class Ruling means the ruling to be issued by the ATO on the tax implications of the Buy-Back for shareholders of Foster's who participate in the Buy-Back.

Closing Date means 7.00pm (Melbourne Time) on Thursday, 5 April 2007, unless the Board announces a later date.

Corporations Act means the Corporations Act 2001 (Cth).

DRP means the Foster's dividend reinvestment plan.

Excluded Foreign Person means any person holding shares:

(a) to whom the Company would be prohibited from paying money pursuant to:
  (i) the Banking (Foreign Exchange) Regulations 1959 (Cth);
  (ii) Part 4 of the Charter of the United Nations Act 1945 (Cth);
  (iii) the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth);
  (iv) the Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001 (Cth);
  (v) the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth);
  (vi) the Criminal Code Act 1995 (Cth); or
  (vii) any other act, rule or regulation prohibiting Foster's from making payments to foreign persons;
(b) to whom the Buy-Back Invitation may not lawfully be made under the laws of the jurisdiction in which they are resident; or
(c) whose participation in the Buy-Back is not permitted under the laws of the jurisdiction in which they are resident.

For the avoidance of doubt, Excluded Foreign Persons include any person who is (or who is acting for the account or benefit of a person who is) in the United States or Canada, a US Person or a resident of Canada.

EBITAS means earnings before interest, tax, amortisation and SGARA.

Final Price Tender means a Tender in which the shareholder elects to receive the Buy-Back Price, whatever Foster's determines it to be.

Foster's or **the Company** means Foster's Group Limited (ABN 49 007 620 886).

Foster's Employee Share Plan means Foster's Employee Share and Option Plan, Employee Share Grant Plan or Employee Share Acquisition Plan.

Foster's Share Register means the share register of Foster's maintained by the Registry.

Interim Dividend Record Date means 7 March 2007 being the date of determination of shareholders entitled to receive the interim dividend of 10.75 cents per Foster's share.

Invitation means the invitation by Foster's to eligible shareholders to offer to sell Shares as set out in the Buy-Back Documents.

Issuer Sponsored Holder means a holder of Shares on the issuer sponsored subregister of Foster's.

Issuer Sponsored Holding means a holding of Shares on the issuer sponsored subregister of Foster's.

Market Price means the VWAP (as defined) of Foster's ordinary shares on the ASX over the five trading days up to and including the Closing Date, calculated to four decimal places, as determined by Foster's no later than 6pm (Melbourne Time) on the Closing Date.

Melbourne Time is a reference to the time in Melbourne, Australia.

Minimum Price means one of the specified prices on the Tender Form that a shareholder may elect as a minimum price for their Tender, which will operate as a condition to the acceptance by Foster's of their Tender in the event their Shares would otherwise be acquired in accordance with the Buy-Back Invitation.

Partly Paid Shares means the unlisted partly paid ordinary shares issued under employee share and incentive plans formerly conducted by Foster's.

Priority Allocation means 720 Shares or such lesser number of Shares as is required to ensure that Foster's is able to buy back only the number of Shares it determines to buy back.

Registry means the share registry of Foster's, Computershare Investor Services Pty Limited ABN 48 078 279 277, also referred to in this booklet as Computershare Investor Services.

Restricted Employee Shares means Shares which are subject to restrictions on disposal under a Foster's Employee Share Plan and any Partly Paid Shares.

Selected Executives means the Foster's Leadership Team and employees directly involved in the Buy-Back program.

Settlement Rules means the settlement rules of the securities clearing house of the relevant stock exchange on which your Shares were acquired, as amended from time to time, and in the case of the ASX means ASTC.

SGARA – Self Generating and Regenerating Assets refers to the valuation adjustment required to vines and grapes in accordance with the accounting standard requirements of AASB 141 'Agriculture'.

Shares means fully paid ordinary shares in the capital of Foster's on issue as at the Buy-Back Record Date. For the avoidance of doubt, Shares do not include ADRs or Restricted Employee Shares.

Small Holding means a holding of fewer than or equal to 290 Shares, except that it will not be a Small Holding where the holder has become the registered holder of more shares in Foster's as at the Closing Date than were held by the holder as at the Buy-Back Record Date.

Small Holding Tender has the meaning given to that term in Section 1.15.

Tax Value for the purposes of the Buy-Back means:

$$\$6.92 \times \frac{\text{Closing level of S\&P/ASX 200 Index on the Closing Date}}{5995.2^{*}}$$

* 5995.2 was the opening level of the S&P/ASX 200 Index on 20 February 2007.

If the movement in the S&P/ASX 200 Index is significantly different from the movement in Foster's market price over the relevant period, Foster's may approach the ATO to seek to vary the methodology used to determine the Tax Value.

Tender means a shareholder's offer to sell nominated Shares back to Foster's at a specified Tender Discount or as a Final Price Tender and on the terms and conditions set out in the Buy-Back Documents as amended in accordance with the procedures set out in this booklet.

Tender Discount means one of the specified discounts to the Market Price (from 5% to 14% inclusive, at 1% intervals) as set out on the Tender Form.

Tender Form means the form of offer by a shareholder to sell their nominated Shares to Foster's, which is enclosed with this booklet (and includes a Tender Form amended in accordance with the procedures set out in the Buy-Back Documents).

Tender Period means the period within which shareholders may lodge, withdraw or amend a Tender in accordance with the Buy-Back Documents.

United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

US Person has the meaning given by Regulation S under the United States Securities Act of 1933, as amended.

VWAP for a share over a period means the volume weighted average price of shares sold on the ASX excluding any transactions defined in the ASX Market Rules as special crossings, crossings prior to the commencement of normal trading, crossing during the closing phase and the after hours adjust phase, any overseas trades or trades pursuant to the exercise of options over shares and any overnight crossings or other trades that Foster's determines to exclude on the basis that the trades are not fairly reflective of natural supply and demand.

Withdrawal/Amendment Form means the form entitled "Tender Withdrawal/Amendment Form" included at the back of this booklet or otherwise provided to you that is required to withdraw or amend a previously submitted Tender.

you or **shareholder** means a holder of Shares in Foster's.

5.2 Interpretation

In the Buy-Back Documents, unless the context otherwise requires:

- the singular includes the plural, and vice versa;
- words importing one gender include other genders;
- other parts of speech and grammatical forms of a word or phrase defined in this document have a corresponding meaning;
- terms used in the Buy-Back Documents and defined in the Corporations Act have the meanings ascribed to them in the Corporations Act;
- a reference to currency is to Australian dollars; and
- a reference to time is to Melbourne Time.

The postal acceptance rule does not apply to Tenders.

The Buy-Back Invitation, your Tender, and any Buy-Back Contract generally are governed by the laws of Victoria, Australia.

6. EXAMPLES OF COMPLETED TENDER FORMS

The following examples of completed Tender Forms are provided for illustrative purposes only. Foster's is not providing any advice as to whether you should tender your Shares, or at what discount(s) you should tender. Participation in the Buy-Back is entirely at your discretion. If you do not want to participate, you do not have to do anything and the number of Shares you hold will not change as a result of the Buy-Back. If, after referring to this Buy-Back booklet, you decide to participate in the Buy-Back, please refer to the instructions on the back of your personalised Tender Form when completing it.

Issuer Sponsored Holder tendering at a 10% Discount and with a Minimum Price Condition (example only)

In the example below, an Issuer Sponsored Holder has elected to tender their entire holding (5,000 Shares) at a 10% Tender Discount and with a Minimum Price condition. The steps taken in completing the Tender Form are set out below:

Step 1 The number of Shares tendered at a 10% Tender Discount (5,000) was noted in Box C

Step 2 The total number of Shares tendered (5,000) was noted in Box D

Step 3 Contact details were added in Box E

Step 4 Signature was added at Box F

Step 5 A Minimum Price Condition of $5.41 was added at Box G.

Step 6 The completed Tender Form was then mailed, faxed or delivered to the Registry.

FOSTER'S GROUP LIMITED
ABN 49 007 620 886

Tender Form - Issuer Sponsored Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER IMMEDIATELY.
If you do not wish to participate in the Buy-Back do not return this form.
Please refer to the instructions on the back of this form.

000001
000
SAM
MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Please complete the following using black ink only

I/we tender the following Shares to Foster's Group Limited at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

A Shares you can tender as at 2 March 2007: 5,000

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender. ______ as a FINAL PRICE TENDER

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.

Shares	Tender Discount	Shares	Tender Discount
	at a 14% Tender Discount		at a 9% Tender Discount
	at a 13% Tender Discount		at a 8% Tender Discount
	at a 12% Tender Discount		at a 7% Tender Discount
	at a 11% Tender Discount		at a 6% Tender Discount
5 0 0 0	at a 10% Tender Discount		at a 5% Tender Discount

D TOTAL NUMBER OF SHARES TENDERED
Add up the number of Shares in Boxes B and C and write that number in Box D: 5 0 0 0
The number of Shares in Box D must not be more than the number in Box A.

E Please provide your contact details in case we need to speak to you about your Tender:

Contact Name	Contact Daytime Telephone	Date
John Sample	(03) 9999 9999	03 / 04 / 07

F Please sign within the appropriate boxes below

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
J.Sample		
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

G THIS BOX G IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price

☐ A$4.59 ☐ A$5.00 ☑ A$5.41 ☐ A$5.82

TENDER FORMS MUST BE RECEIVED BY THE REGISTRY BY 7:00PM (MELBOURNE TIME) ON THURSDAY, 5 APRIL 2007

FGL

This is an example only

Please note that the actual Issuer Sponsored Tender Form is yellow

Issuer Sponsored Holder tendering as a Final Price Tender (example only)

In the example below, an Issuer Sponsored Holder has elected to tender part of their holding (10,000 Shares) as a Final Price Tender. The steps taken in completing the Tender Form are set out below:

Step 1 The number of Shares tendered as a Final Price Tender (10,000) was noted in Box B

Step 2 The total number of Shares tendered (10,000) was noted in Box D

Step 3 Contact details were added in Box E

Step 4 Signature was added at Box F

Step 5 The completed Tender Form was then mailed, faxed or delivered to the Registry.

FOSTER'S GROUP LIMITED
ABN 49 007 620 886

Tender Form - Issuer Sponsored Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER IMMEDIATELY.
If you do not wish to participate in the Buy-Back do not return this form.
Please refer to the instructions on the back of this form.

000001
000
SAM
MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Please complete the following using black ink only

I/we tender the following Shares to Foster's Group Limited at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

A Shares you can tender as at 2 March 2007: 20,000

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender: 10000 as a FINAL PRICE TENDER

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares

Shares	Tender Discount	Shares	Tender Discount
	at a 14% Tender Discount		at a 9% Tender Discount
	at a 13% Tender Discount		at a 8% Tender Discount
	at a 12% Tender Discount		at a 7% Tender Discount
	at a 11% Tender Discount		at a 6% Tender Discount
	at a 10% Tender Discount		at a 5% Tender Discount

D TOTAL NUMBER OF SHARES TENDERED
Add up the number of Shares in Boxes B and C and write that number in Box D: 10000
The number of Shares in Box D must not be more than the number in Box A.

E Please provide your contact details in case we need to speak to you about your Tender:

John Sample — Contact Name
(03) 9999 9999 — Contact Daytime Telephone
03/04/07 — Date

F Please sign within the appropriate boxes below

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
J.Sample		
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

G THIS BOX G IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price

☐ A$4.59 ☐ A$5.00 ☐ A$5.41 ☐ A$5.82

TENDER FORMS MUST BE RECEIVED BY THE REGISTRY BY 7.00PM (MELBOURNE TIME) ON THURSDAY, 5 APRIL 2007

FGL

*** This is an example only**

Please note that the actual Issuer Sponsored Tender Form is yellow

CHESS Sponsored Holder tendering at both Tender Discounts and as a Final Price Tender (example only)

In the example below, a CHESS Holder has elected to tender their entire holding (2,000 Shares) at a combination of Tender Discounts and as a Final Price Tender. The steps taken in completing the Tender Form are set out below:

Step 1 The number of Shares tendered as a Final Price Tender (700) was noted in Box B

Step 2 The number of Shares tendered at various Tender Discounts was noted in Box C

Step 3 The total number of Shares tendered (700 + 650 +650) was noted in Box D

Step 4 Contact details were added in Box E

Step 5 Signature was added at Box F

Step 6 The Shareholder then communicated their instructions to their controlling participant (normally their broker). DO NOT SEND YOUR CHESS HOLDER TENDER FORM TO THE REGISTRY.

Tender Form - CHESS Holders

FOSTER'S GROUP LIMITED
ABN 49 007 620 886

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER IMMEDIATELY
If you wish to participate in the Buy-Back, you must give this Tender Form to your controlling participant (normally your broker), for your Tender(s) to be effective.
Do NOT return this form to the Registry.
Please refer to the instructions on the back of this form.
Controlling CHESS participant as at 2 March 2007

000001
000
SAM
MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

Holder Identification Number (HIN)

X 1234567890 IND

Please complete the following using black ink only

I/we tender the following Shares to Foster's Group Limited at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

A Shares you can tender as at 2 March 2007: 2,000

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender: 7 0 0 as a FINAL PRICE TENDER

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares

Shares	Tender Discount	Shares	Tender Discount
	at a 14% Tender Discount		at a 9% Tender Discount
	at a 13% Tender Discount		at a 8% Tender Discount
6 5 0	at a 12% Tender Discount		at a 7% Tender Discount
	at a 11% Tender Discount		at a 6% Tender Discount
6 5 0	at a 10% Tender Discount		at a 5% Tender Discount

D TOTAL NUMBER OF SHARES TENDERED
Add up the number of Shares in Boxes B and C and write that number in Box D: 2 0 0 0
The number of Shares in Box D must not be more than the number in Box A.

E Please provide your contact details in case we need to speak to you about your Tender:

Contact Name	Contact Daytime Telephone	Date
John Sample	(03) 9999 9999	03 / 04 / 07

F Please sign within the appropriate boxes below

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
J.Sample		
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

G **THIS BOX G IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

☐ A$4 59 ☐ A$5 00 ☐ A$5 41 ☐ A$5 82

TENDER FORMS MUST BE PROCESSED BY YOUR CONTROLLING PARTICIPANT BY 7.00PM (MELBOURNE TIME) ON THURSDAY, 5 APRIL 2007

FGL

This is an example only

Please note that the actual CHESS Holder Tender Form is pink.

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

Withdrawal/Amendment Form

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER IMMEDIATELY.
Please refer to the instructions on the back of this form.

Tick one box only. One box must be completed.

☐ **Withdrawal:** I/we withdraw my/our previous Tender(s) in accordance with the Buy-Back booklet (complete Box F only).

OR

☐ **Amendment:** I/we withdraw my/our previous Tender(s) in accordance with the Buy-Back booklet and wish to submit a replacement Tender(s) as set out below (complete Boxes A to G).

Please insert your name and address details

____

____

____

____

____

Please insert your Securityholder Reference Number (SRN) or Holder Identification Number (HIN)

[ ]

A Shares you can tender as at 2 March 2007

[ ]

I/we tender the following Shares to Foster's Group Limited at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender. [ ] as a FINAL PRICE TENDER

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.

Shares	Tender Discount	Shares	Tender Discount
	at a 14% Tender Discount		at a 9% Tender Discount
	at a 13% Tender Discount		at a 8% Tender Discount
	at a 12% Tender Discount		at a 7% Tender Discount
	at a 11% Tender Discount		at a 6% Tender Discount
	at a 10% Tender Discount		at a 5% Tender Discount

D TOTAL NUMBER OF SHARES TENDERED
Add up the number of Shares in Boxes B and C and write that number in Box D. [ ] **The number of Shares in Box D must not be more than the number in Box A.**

E Please provide your contact details in case we need to speak to you about your Tender:

Contact Name ______________ **Contact Daytime Telephone** ______________ **Date** ___/___/___

F Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1	**Joint Shareholder 2**	**Joint Shareholder 3**
Sole Director and Sole Company Secretary	**Director/Company Secretary**	**Director**

G **THIS BOX G IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

☐ A$4.59 ☐ A$5.00 ☐ A$5.41 ☐ A$5.82

TENDER FORMS MUST BE RECEIVED BY THE REGISTRY OR PROCESSED BY YOUR CONTROLLING PARTICIPANT BY 7.00PM (MELBOURNE TIME) ON THURSDAY, 5 APRIL 2007

☐ F G L

032708_00LB2Q

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

Withdrawing or Amending your Tender(s)

Shareholders who have tendered their Shares into the Buy-Back and who now wish to either withdraw or amend their Tender(s) must lodge this Withdrawal/Amendment Form.

How to complete the Withdrawal/Amendment Form

The instructions below are cross-referenced to the relevant section of this form. Defined terms have the same meaning as in the Buy-Back booklet. **Please complete the form using black ink only.** Mark only one of the two boxes:

Withdrawal – Tick the **"Withdrawal"** Box if you wish to withdraw your previous Tender(s) and you do not wish to submit a new replacement Tender(s). **Please complete Box F.**

or

Amendment – Tick the **"Amendment"** Box if you wish to amend your previous Tender(s) and submit a new replacement Tender(s). **Please complete Box A through to Box G.**

You must insert your name and address (as last registered with Foster's Group Limited) and your SRN (if you are an Issuer Sponsored Holder) or HIN (if you are a CHESS Holder) in the space provided in the top left quadrant of the form.

A Insert the total number of Shares registered in your name as at 2 March 2007 that confer an entitlement to participate in the Buy-Back. If you wish to participate in the Buy-Back, you can offer to sell some or all of these Shares to Foster's Group Limited by ticking the Amendment box and following the instructions set out below. If you need to check the total number of Shares you may tender into the Buy-Back, please call the Foster's Group Limited Buy-Back enquiry line on 1300 738 809 (within Australia) or +61 3 9415 4370 (from outside Australia).

B **Final Price Tender**
Insert the number of Shares (if any) you wish to tender as a Final Price Tender.

AND/OR

C **Tender Discount**
Insert the number of Shares (if any) you wish to tender at the specified Tender Discount. You may offer to sell parcels of Shares at up to 10 different specified Tender Discounts. Each parcel is treated as a separate Tender.

D After indicating the number of Shares you wish to tender as a Final Price Tender (Box B) and/or at a specified Tender Discount(s) (Box C), you need to add up the number of Shares in Boxes B and C and write the total in Box D.

Note that the number of Shares in Box D must not be more than the number of Shares in Box A.

If the number of Shares in Box D is more than the number of Shares in Box A, you will be deemed to have offered only the number of Shares shown in Box A and, if you have selected more than one Tender Discount and/or a Final Price Tender, your Tender will be adjusted in the manner set out in Section 4.11 of the Buy-Back booklet.

E Please provide your contact details in case we need to speak to you about your Tender Form.

F You must sign this form in Box F. By signing and returning this Withdrawal/Amendment Form, you acknowledge that you have read and understood the Buy-Back booklet and agree to, and make an offer to sell your shares on, the terms and conditions set out in the Buy-Back Documents (including the warranties, authorisations and undertakings set out in Section 4.8 of the Buy-Back booklet).

Individual holders	Where a holding is in one name, the registered shareholder must sign.
Joint holders	All holders must sign.
Under Power of Attorney	If not already noted by the Registry, an originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.
Deceased Estate	All executors should sign and, if not already noted by the Registry, send an originally certified copy of probate or letters of administration to the Registry.
Company	This form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

By signing this Tender Form you confirm that you are not an Excluded Foreign Person and, in particular, are not (i) in the United States, a US Person (as defined in the Buy-Back booklet) or a resident of Canada; or (ii) tendering any Shares by means of this Tender Form on behalf of or for the account of a person in the United States, a US Person or a resident of Canada. ADRs and Restricted Employee Shares may not be tendered into the Buy-Back.

G **THIS BOX G IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not be paid less than this amount for your Shares, however if the Minimum Price you select is higher than the Buy-Back Price your Shares will not be bought back. **If you complete Box G, you must also complete Box B and/or Box C. Tick no more than one Minimum Price in Box G – if you tick more than one Minimum Price, your Tender will be deemed to be conditional on the highest Minimum Price that you have specified.**

Foster's Group Limited will not accept Withdrawal/Amendment Forms from any person (or person acting on behalf of or for the account of a person who is) in the United States, a US Person or a resident of Canada or any Withdrawal/Amendment Form that has been postmarked in, or otherwise appears to Foster's Group Limited or its agents to have been sent from, the United States or Canada.

Payment for Shares bought back

Foster's Group Limited will dispatch payment for Shares bought back no later than 17 April 2007.

Submitting your Withdrawal/Amendment Form

CHESS Holdings

You will need to contact your controlling participant (usually your broker) in sufficient time for your controlling participant to process your Withdrawal/Amendment Form no later than 7.00pm (Melbourne time) on Thursday, 5 April 2007. **Do not send your Withdrawal/Amendment Form to the Registry.**

Issuer Sponsored Holdings

Your completed Withdrawal/Amendment Form must be received no later than 7.00pm (Melbourne time) on Thursday, 5 April 2007, at:

If sending by mail
Computershare Investor Services Pty Limited
Reply Paid 52
MELBOURNE VIC 8060
AUSTRALIA

If delivery in person (during business hours only)
Foster's Group Limited Buy-Back
C/o Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067
AUSTRALIA

If sending by facsimile
Foster's Group Limited Buy-Back
+61 3 9473 2341

This Withdrawal/Amendment Form relates to the Foster's Group Limited Buy-Back booklet dated 26 February 2007 and should be read in conjunction with that booklet.

If you require further information on how to complete this form please contact the Foster's Group Limited Buy-Back enquiry line on 1300 738 809 (within Australia) or +61 3 9415 4370 (from outside Australia).

FGL

ENDNOTES

1. Restrictions apply to Excluded Foreign Persons, ADRs and Restricted Employee Shares.
2. Market price is the volume weighted average price of Foster's ordinary shares on the ASX over the five trading days up to and including the Closing Date, excluding certain trades considered to be not 'at market' trades.
3. For Australian tax purposes, the sale proceeds of the Shares for shareholders other than those taxed as companies will be taken to be the $1.81 capital component plus the amount (if any) that the Tax Value exceeds the Buy-Back Price. See Section 2 for details.
4. Excluded Foreign Persons, ADRs and Restricted Employee Shares are ineligible to participate in the Buy-Back.
5. $5.89 is an example only and assumes a 14% discount to an assumed Market Price of $6.85. This figure has been chosen to give an approximation of the number of Shares that could be acquired. You should not rely on this price as being the Buy-Back Price. See Section 1.9 for an explanation of how the Buy-Back Price will be determined.
6. Provided the additional Shares are not registered on or before 2 March 2007.
7. Shares acquired on or before 19 September 1985 will not normally be subject to CGT in Australia, however, the deemed dividend component of the Buy-Back Price for such Shares will be relevant for income tax purposes.

FOSTER'S GROUP

Reminder: This is an important document for Foster's Shareholders. Please give it your immediate attention. Involvement in the Buy-Back requires action by 7.00pm Melbourne Time on Thursday 5 April 2007.



Further Information
1300 738 809 within Australia
+61 3 9415 4370 Overseas


FSC

Financial Advisers


ABN·AMRO

Legal Adviser


CORRS
CHAMBERS
WESTGARTH
lawyers

Taxation Advisers

SHADDICK & SPENCE

Tender Form - CHESS Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER IMMEDIATELY
If you wish to participate in the Buy-Back, you must give this Tender Form to your controlling participant (normally your broker), for your Tender(s) to be effective.
Do NOT return this form to the Registry.
Please refer to the instructions on the back of this form.
Controlling CHESS participant as at 2 March 2007

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

000001
000
SAM
MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

Holder Identification Number (HIN)

X 1234567890 IND

Please complete the following using black ink only

I/we tender the following Shares to Foster's Group Limited at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

A Shares you can tender as at 2 March 2007 [ ]

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender. [ ] as a FINAL PRICE TENDER

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.

	at a 14% Tender Discount		at a 9% Tender Discount
	at a 13% Tender Discount		at a 8% Tender Discount
	at a 12% Tender Discount		at a 7% Tender Discount
	at a 11% Tender Discount		at a 6% Tender Discount
	at a 10% Tender Discount		at a 5% Tender Discount

D TOTAL NUMBER OF SHARES TENDERED
Add up the number of Shares in Boxes B and C and write that number in Box D. [ ] **The number of Shares in Box D must not be more than the number in Box A.**

E Please provide your contact details in case we need to speak to you about your Tender:

Contact Name ____________ **Contact Daytime Telephone** ____________ **Date** / /

F Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1	**Joint Shareholder 2**	**Joint Shareholder 3**
Sole Director and Sole Company Secretary	**Director/Company Secretary**	**Director**

G **THIS BOX G IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than <u>one</u> of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

☐ A$4.59 ☐ A$5.00 ☐ A$5.41 ☐ A$5.82

TENDER FORMS MUST BE PROCESSED BY YOUR CONTROLLING PARTICIPANT BY 7.00PM (MELBOURNE TIME) ON THURSDAY, 5 APRIL 2007

F G L

032708_00LB1E

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

How to complete this Tender Form

The instructions below are cross-referenced to the relevant section on the front of this form. Defined terms have the same meaning as in the Buy-Back booklet. **Please complete the form using black ink only.**

A This is the total number of Shares registered in your name as at 2 March 2007 that confer an entitlement to participate in the Buy-Back. If you wish to participate in the Buy-Back, you can offer to sell some or all of these Shares to Foster's Group Limited (by following the instructions set out below).

B **Final Price Tender**
Insert the number of Shares (if any) you wish to tender as a Final Price Tender.

AND/OR

C **Tender Discount**
Insert the number of Shares (if any) you wish to tender at the specified Tender Discount. You may offer to sell parcels of Shares at up to 10 different specified Tender Discounts. Each parcel is treated as a separate Tender.

D After indicating the number of Shares you wish to tender as a Final Price Tender (Box B) and/or at a specified Tender Discount(s) (Box C), you need to add up the number of Shares in Boxes B and C and write the total in Box D.

Note that the number of Shares in Box D must not be more than the number of Shares in Box A.

If the number of Shares in Box D is more than the number of Shares in Box A, you will be deemed to have offered only the number of Shares shown in Box A and, if you have selected more than one Tender Discount and/or a Final Price Tender, your Tender will be adjusted in the manner set out in Section 4.11 of the Buy-Back booklet.

E Please provide your contact details in case we need to speak to you about your Tender Form.

F You must sign this form in Box F. By signing and returning this Tender Form, you acknowledge that you have read and understood the Buy-Back booklet and agree to, and make an offer to sell your shares on, the terms and conditions set out in the Buy-Back Documents (including the warranties, authorisations and undertakings set out in Section 4.8 of the Buy-Back booklet).

Individual holders	Where a holding is in one name, the registered shareholder must sign.
Joint holders	All holders must sign.
Under Power of Attorney	If not already noted by the Registry, an originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.
Deceased Estate	All executors should sign and, if not already noted by the Registry, send an originally certified copy of probate or letters of administration to the Registry.
Company	This form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

By signing this Tender Form you confirm that you are not an Excluded Foreign Person and, in particular, are not (i) in the United States, a US Person (as defined in the Buy-Back booklet) or a resident of Canada; or (ii) tendering any Shares by means of this Tender Form on behalf of or for the account of a person in the United States, a US Person or a resident of Canada. ADRs and Restricted Employee Shares may not be tendered into the Buy-Back.

G **THIS BOX G IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not be paid less than this amount for your Shares, however if the Minimum Price you select is higher than the Buy-Back Price your Shares will not be bought back. **If you complete Box G, you must also complete Box B and/or Box C. Tick no more than one Minimum Price in Box G – if you tick more than one Minimum Price, your Tender will be deemed to be conditional on the highest Minimum Price that you have specified.**

Foster's Group Limited will not accept Tender Forms from any person (or person acting on behalf of or for the account of a person who is) in the United States, a US Person or a resident of Canada or any Tender Form that has been postmarked in, or otherwise appears to Foster's Group Limited or its agents to have been sent from, the United States or Canada.

Payment for Shares bought back
Foster's Group Limited will dispatch payment for Shares bought back no later than 17 April 2007.

Submitting your Tender Form
You will need to contact your controlling participant (usually your broker) in sufficient time for your controlling participant to process your Tender no later than 7.00pm (Melbourne time) on 5 April 2007.

DO NOT RETURN THIS FORM TO FOSTER'S GROUP LIMITED OR THE REGISTRY

This Tender Form relates to the Foster's Group Limited Buy-Back booklet dated 26 February 2007 and should be read in conjunction with that booklet.

If you require further information on how to complete this form please contact the Foster's Group Limited Buy-Back enquiry line on 1300 738 809 (within Australia) or +61 3 9415 4370 (from outside Australia).

TENDER FORMS MUST BE PROCESSED BY YOUR CONTROLLING PARTICIPANT BY 7.00PM (MELBOURNE TIME) ON THURSDAY, 5 APRIL 2007.

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

Tender Form - Issuer Sponsored Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER IMMEDIATELY.
If you do not wish to participate in the Buy-Back do not return this form.
Please refer to the instructions on the back of this form.

000001
000
SAM
MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

Securityholder Reference Number (SRN)



I 1234567890 IND

Please complete the following using black ink only

I/we tender the following Shares to Foster's Group Limited at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

A Shares you can tender as at 2 March 2007

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender. | | as a FINAL PRICE TENDER

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.

	at a 14% Tender Discount		at a 9% Tender Discount
	at a 13% Tender Discount		at a 8% Tender Discount
	at a 12% Tender Discount		at a 7% Tender Discount
	at a 11% Tender Discount		at a 6% Tender Discount
	at a 10% Tender Discount		at a 5% Tender Discount

D TOTAL NUMBER OF SHARES TENDERED
Add up the number of Shares in Boxes B and C and write that number in Box D.

The number of Shares in Box D must not be more than the number in Box A.

E Please provide your contact details in case we need to speak to you about your Tender:

Contact Name | **Contact Daytime Telephone** | **Date** / /

F Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1	**Joint Shareholder 2**	**Joint Shareholder 3**
Sole Director and Sole Company Secretary	**Director/Company Secretary**	**Director**

G **THIS BOX G IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

☐ A$4.59 ☐ A$5.00 ☐ A$5.41 ☐ A$5.82

TENDER FORMS MUST BE RECEIVED BY THE REGISTRY BY 7.00PM (MELBOURNE TIME) ON THURSDAY, 5 APRIL 2007

FGL



FOSTER'S GROUP LIMITED

ABN 49 007 620 886

How to complete this Tender Form

The instructions below are cross-referenced to the relevant section on the front of this form. Defined terms have the same meaning as in the Buy-Back booklet. **Please complete the form using black ink only.**



This is the total number of Shares registered in your name as at 2 March 2007 that confer an entitlement to participate in the Buy-Back. If you wish to participate in the Buy-Back, you can offer to sell some or all of these Shares to Foster's Group Limited (by following the instructions set out below).

B **Final Price Tender**
Insert the number of Shares (if any) you wish to tender as a Final Price Tender.

AND/OR

C **Tender Discount**
Insert the number of Shares (if any) you wish to tender at the specified Tender Discount. You may offer to sell parcels of Shares at up to 10 different specified Tender Discounts. Each parcel is treated as a separate Tender.

D After indicating the number of Shares you wish to tender as a Final Price Tender (Box B) and/or at a specified Tender Discount(s) (Box C), you need to add up the number of Shares in Boxes B and C and write the total in Box D.

Note that the number of Shares in Box D must not be more than the number of Shares in Box A.

If the number of Shares in Box D is more than the number of Shares in Box A, you will be deemed to have offered only the number of Shares shown in Box A and, if you have selected more than one Tender Discount and/or a Final Price Tender, your Tender will be adjusted in the manner set out in Section 4.11 of the Buy-Back booklet.

E Please provide your contact details in case we need to speak to you about your Tender Form.



You must sign this form in Box F. By signing and returning this Tender Form, you acknowledge that you have read and understood the Buy-Back booklet and agree to, and make an offer to sell your shares on, the terms and conditions set out in the Buy-Back Documents (including the warranties, authorisations and undertakings set out in Section 4.8 of the Buy-Back booklet).

Individual holders	Where a holding is in one name, the registered shareholder must sign.
Joint holders	All holders must sign.
Under Power of Attorney	If not already noted by the Registry, an originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.
Deceased Estate	All executors should sign and, if not already noted by the Registry, send an originally certified copy of probate or letters of administration to the Registry.
Company	This form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

By signing this Tender Form you confirm that you are not an Excluded Foreign Person and, in particular, are not (i) in the United States, a US Person (as defined in the Buy-Back booklet) or a resident of Canada; or (ii) tendering any Shares by means of this Tender Form on behalf of or for the account of a person in the United States, a US Person or a resident of Canada. ADRs and Restricted Employee Shares may not be tendered into the Buy-Back.

G **THIS BOX G IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not be paid less than this amount for your Shares, however if the Minimum Price you select is higher than the Buy-Back Price your Shares will not be bought back. **If you complete Box G, you must also complete Box B and/or Box C. Tick no more than one Minimum Price in Box G – if you tick more than one Minimum Price, your Tender will be deemed to be conditional on the highest Minimum Price that you have specified.**

Foster's Group Limited will not accept Tender Forms from any person (or person acting on behalf of or for the account of a person who is) in the United States, a US Person or a resident of Canada or any Tender Form that has been postmarked in, or otherwise appears to Foster's Group Limited or its agents to have been sent from, the United States or Canada.

Payment for Shares bought back
Foster's Group Limited will dispatch payment for Shares bought back no later than 17 April 2007.

Submitting your Tender Form
Send, deliver or fax your completed and signed Tender Form or, if mailing in Australia, use the enclosed reply-paid envelope so that your Tender Form is received no later than 7.00pm (Melbourne time) on 5 April 2007.

If sending by mail
Computershare Investor Services Pty Limited
Reply Paid 52
MELBOURNE VIC 8060
AUSTRALIA

If delivery in person
(during business hours only)
Foster's Group Limited Buy-Back
C/o Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067
AUSTRALIA

If sending by facsimile
Foster's Group Limited Buy-Back
+61 3 9473 2341

This Tender Form relates to the Foster's Group Limited Buy-Back booklet dated 26 February 2007 and should be read in conjunction with that booklet.

If you require further information on how to complete this form please contact the Foster's Group Limited Buy-Back enquiry line on 1300 738 809 (within Australia) or +61 3 9415 4370 (from outside Australia).

TENDER FORMS MUST BE RECEIVED BY THE REGISTRY BY 7.00PM (MELBOURNE TIME) ON THURSDAY, 5 APRIL 2007.

032708_00LBOD


WASH. D.C.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Appendix 3Y – Change of Director's Interest Notice x 5"

Released: 26 February 2007

Pages: 9
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Margaret Lyndsey Cattermole
Date of last notice	8 September 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Margaret Lyndsey Cattermole	Alcatt Pty Ltd	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	No change	No change	23 February 2007
No. of securities held prior to change	147,616	12,642	2,025
Class	Ordinary Shares	Ordinary Shares	Ordinary Shares
Number acquired	N/A	N/A	2,175
Number disposed	N/A	N/A	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A	N/A	$6.78 per share
No. of securities held after change	147,616 (No change)	12,642 (No change)	4,200
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	N/A	N/A	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 26 February 2007

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Maxwell Gilbert Ould
Date of last notice	5 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Maxwell Gilbert Ould	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	No change	23 February 2007
No. of securities held prior to change	33,613	7,087
Class	Ordinary Shares	Ordinary Shares
Number acquired	N/A	6,342
Number disposed	N/A	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A	$6.78 per share
No. of securities held after change	33,613 (No change)	13,429
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.	N/A	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 26 February 2007

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Francis Joseph Swan
Date of last notice	5 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Francis Joseph Swan	Burrendah Pty Ltd	Foster's Share Plans Pty Ltd (pursuant to the Director's Share Purchase Plan)
Date of change	N/A	N/A	23 February 2007
No. of securities held prior to change	63,837	39,142	6,075
Class	Ordinary Shares	Ordinary Shares	Ordinary Shares
Number acquired	N/A	N/A	5,752
Number disposed	N/A	N/A	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A	N/A	$6.78 per share
No. of securities held after change	63,837 (No change)	39,142 (No change)	11,827
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	N/A	N/A	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 26 February 2007

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme William McGregor
Date of last notice	5 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme William McGregor	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	No change	23 February 2007
No. of securities held prior to change	29,117	2,025
Class	Ordinary Shares	Ordinary Shares
Number acquired	N/A	1,917
Number disposed	N/A	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A	$6.78 per share
No. of securities held after change	29,117 (No change)	3,942
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	N/A	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 26 February 2007

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Alexander Crawford
Date of last notice	5 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Melpeat Pty Ltd
Date of change	23 February 2007
No. of securities held prior to change	22,953
Class	Ordinary Shares
Number acquired	1,630
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.78 per share
No. of securities held after change	24,583
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 26 February 2007

+ See chapter 19 for defined terms.

WITH COMPLIMENTS

FOSTER'S
GROUP

For your information as released to the Australian Stock Exchange

SEC File No.: 082-01711

FOSTER'S AUSTRALIA

CONSUMER LED & CUSTOMER DRIVEN


RECEIVED
MAR 1 2 2007
209
PROCESSING
SECTION
WASH. D.C.


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Appendix 3B – Issue of Shares"

Released: 22 February 2007

Pages: 8
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Foster's Group Limited

ABN

49 007 620 886

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	839,790
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Rank Equally
5	*Issue price or consideration*	Pursuant to participation in the Foster's Long Term Incentive Plan the shares were at nil consideration.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued in respect of the Foster's Long Term Incentive Plan for participants in the 2002 offer.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 February 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,028,250,506	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	786,510	Partly Paid Ordinary Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary Dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 February 2007
Assistant Company Secretary

Print name: Robert Keith Dudfield

== == == == ==

+ See chapter 19 for defined terms.



FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Appendix 3Y – Change of Director's Interest Notice"

Released: 22 February 2007

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Louis O'Hoy
Date of last notice	20 December 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Trevor Louis O'Hoy	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	22 February 2007	No Change
No. of securities held prior to change	192,438	100,765
Class	Ordinary Shares	Ordinary Shares
Number acquired	95,800	Nil
Number disposed	Nil	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil	N/A
No. of securities held after change	288,238	100,765 (No change)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued in respect of the Foster's Long Term Incentive Plan.	N/A

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 22 February 2007

+ See chapter 19 for defined terms.

FND